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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-126447

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the attached prospectus are not an offer to sell and do not seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 20, 2006

PROSPECTUS SUPPLEMENT
(To Prospectus Dated July 22, 2005)

3,720,930 Common Units
Representing Limited Partner Interests

        We are offering 3,720,930 common units directly to certain purchasers (the "Purchasers") in a privately negotiated transaction at a price of $43.00 per unit. We expect to receive net proceeds of approximately $163.2 million, including our general partner's proportionate capital contribution after deducting offering expenses, from this sale of our common units.

        Our common units are listed on The New York Stock Exchange under the symbol "PAA." The last reported sale price of our common units on the New York Stock Exchange on July 19, 2006 was $44.92 per share.

        Investing in our common units involves risks. See "Risk Factors" beginning on page S-4 of the accompanying prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July     , 2006.

        This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this offering. The second part, the base prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the "prospectus," we are referring to both parts combined. If the description of the offering varies between the prospectus supplement and the base prospectus, you should rely on the information in the prospectus supplement.

        You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the common units in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus or in the documents incorporated by reference in this prospectus is accurate as of any date other than the date on the front of those documents.

        The information in this prospectus supplement is not complete. You should review carefully all of the detailed information appearing in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference before making any investment decision.

Prospectus Supplement

PLAINS ALL AMERICAN PIPELINE, L.P.	S-1
PROPOSED ACQUISITION OF PACIFIC ENERGY PARTNERS, L.P.	S-3
RISK FACTORS	S-4
USE OF PROCEEDS	S-20
PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS	S-20
PLAN OF DISTRIBUTION	S-21
WHERE YOU CAN FIND MORE INFORMATION	S-22
EXPERTS	S-24

Prospectus

About this Prospectus	i
Where You Can Find More Information	1
Forward-Looking Statements	2
Who We Are	3
Risk Factors	5
Use of Proceeds	14
Ratio of Earnings to Fixed Charges	14
Description of Our Debt Securities	15
Description of Our Common Units	23
Cash Distribution Policy	25
Description of Our Partnership Agreement	29
Tax Considerations	32
Plan of Distribution	46
Legal Matters	47
Experts	47

S-i

PLAINS ALL AMERICAN PIPELINE, L.P.

        "Plains," "our," "we," "us" and similar terms as used in this prospectus supplement and the accompanying prospectus refer solely to Plains All American Pipeline, L.P. and its subsidiaries, and do not refer to Pacific Energy Partners, L.P. Unless the context indicates otherwise, "Pacific" as used in this prospectus supplement refers to Pacific Energy Partners, L.P. and its subsidiaries. References to the "combined company" in this prospectus supplement mean Plains All American Pipeline, L.P. and its subsidiaries following the closing of our proposed merger with Pacific and related transactions.

        Plains All American Pipeline, L.P. is a Delaware limited partnership formed in September 1998. Our operations are conducted directly and indirectly through our primary operating subsidiaries, Plains Marketing, L.P., Plains Pipeline, L.P. and Plains Marketing Canada, L.P. We are engaged in interstate and intrastate crude oil transportation and crude oil gathering, marketing, terminalling and storage, as well as the marketing and storage of liquefied petroleum gas and other natural gas related petroleum products. We refer to liquefied petroleum gas and other natural gas related petroleum products collectively as "LPG." In addition, through our 50% equity ownership in PAA/Vulcan Gas Storage, LLC ("PAA/Vulcan"), we are engaged in the development and operation of natural gas storage facilities. On July 20, 2006, we announced an acquisition that, when completed, will represent our initial entry into the refined products transportation business.

        We are one of the largest midstream crude oil companies in North America. We have an extensive network of pipeline transportation, terminalling, storage and gathering assets in key oil producing basins, transportation corridors and at major market hubs in the United States and Canada. Our crude oil and LPG operations can be categorized into two primary business activities:

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  Crude Oil Pipeline Transportation Operations.    As of March 31, 2006, we owned approximately 15,000 miles of active gathering and mainline crude oil pipelines located throughout the United States and Canada (of which approximately 13,000 miles are included in our pipeline segment). Our activities from pipeline operations generally consist of transporting volumes of crude oil for a fee and third party leases of pipeline capacity, barrel exchanges and buy/sell arrangements.

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  Gathering, Marketing, Terminalling and Storage Operations.    As of March 31, 2006, we owned approximately 39 million barrels of active above-ground crude oil terminalling and storage facilities, approximately 15 million barrels of which relate to our gathering, marketing, terminalling and storage segment (the remaining approximately 24 million barrels of tankage are associated with our pipeline transportation operations within our pipeline segment). These facilities include a crude oil terminalling and storage facility at Cushing, Oklahoma. Cushing, which we refer to as the Cushing Interchange, is one of the largest crude oil market hubs in the United States and is the designated delivery point for New York Mercantile Exchange, or NYMEX, crude oil futures contracts. In 2005, we began construction of a 3.2 million barrel crude oil terminal at the St. James crude oil interchange in Louisiana, which is one of the three most liquid crude oil interchanges in the United States. The facility is expected to be operational in mid-2007. We utilize our storage tanks to counter-cyclically balance our gathering and marketing operations and to execute various hedging strategies to stabilize profits and reduce the negative impact of crude oil market volatility, while at the same time providing upside exposure to opportunities inherent in volatile market conditions. Our terminalling and storage operations also generate revenue at the Cushing Interchange and our other locations through a combination of storage and throughput charges to third parties. We also own approximately 1.8 million barrels of LPG storage.

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    Crude Oil.    Our crude oil gathering and marketing activities include:

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    purchasing crude oil from producers at the wellhead and in bulk from aggregators at major pipeline interconnects or trading locations, as well as foreign cargoes at their load port and various other locations in transit;

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    transporting crude oil on our proprietary gathering assets and our common carrier pipelines or, when necessary or cost effective, assets owned and operated by third parties, including pipelines, trucks, barges and ocean-going vessels;

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    exchanging crude oil for another grade of crude oil or at a different geographic location, as appropriate, in order to maximize margins or meet contract delivery requirements; and

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    marketing crude oil to refiners or other resellers.

        We purchase crude oil from multiple producers and believe that we generally have established broad-based relationships with the crude oil producers in our areas of operations. Gathering and marketing activities involve relatively large volumes of transactions, often with lower margins than pipeline and terminalling and storage operations.

    •
    Liquefied Petroleum Gas and Other Petroleum Products.    We also market and store LPG and other petroleum products in the United States and Canada. These activities include:

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    purchasing LPG (primarily propane and butane) from producers at gas plants and in bulk at major pipeline terminal points and storage locations;

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    transporting the LPG via common carrier pipelines, railcars and trucks to our terminals and third party facilities for subsequent resale to retailers and other wholesale customers;

    •
    exchanging product to other locations to maximize margins and/or to meet contract delivery requirements; and

    •
    engaging in isomerization, fractionation, marketing and transportation of natural gas liquids.

        We purchase LPG from numerous producers and have established long-term, broad-based relationships with LPG producers in our areas of operation. We purchase LPG directly from gas plants, major pipeline terminals, refineries and storage locations. Marketing activities for LPG typically consist of smaller volumes per transaction relative to crude oil.

PROPOSED ACQUISITION OF PACIFIC ENERGY PARTNERS, L.P.

        On June 11, 2006, we entered into a purchase agreement (the "Purchase Agreement") with LB Pacific, LP, a Delaware limited partnership ("LB Pacific"), pursuant to which we will purchase from LB Pacific for an aggregate purchase price of $700 million in cash:

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  all of the issued and outstanding limited partner interest in Pacific Energy GP, LP, the general partner of Pacific ("PPX General Partner"),

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  the sole member interest in Pacific Energy Management LLC, the general partner of PPX General Partner ("General Partner Holdco"),

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  2,616,250 common units in Pacific, and

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  7,848,750 subordinated units in Pacific.

        On June 11, 2006, we also entered into a merger agreement with Pacific, PPX General Partner, General Partner Holdco, Plains AAP, L.P., a Delaware limited partnership, and Plains All American GP LLC, pursuant to which Pacific will be merged into Plains, and all outstanding common units of Pacific that we do not purchase pursuant to the Purchase Agreement will be converted into our common units based on an exchange ratio of 0.77 common units of Plains per common unit of Pacific. The merger agreement was unanimously approved by Plains All American GP LLC's board of directors, as well as by the board of directors of General Partner Holdco.

        Pacific is a publicly traded Delaware limited partnership engaged principally in the business of gathering, transporting, storing, and distributing crude oil, refined products and other related products. It generates revenue primarily by transporting such commodities on its pipelines, by leasing capacity in its storage tanks, and by providing other terminalling services. Pacific also buys and sells crude oil, activities that are generally complementary to its other crude oil operations. Pacific conducts its business through two business units, the West Coast Business Unit, incorporating activities in California and the Philadelphia, Pennsylvania area, and the Rocky Mountain Business Unit, which includes activities in five Rocky Mountain states and the province of Alberta, Canada. Pacific's common units are traded on the New York Stock Exchange under the symbol "PPX."

        On July 11, 2006, together with Pacific, we filed a joint proxy statement/prospectus on Form S-4 with the Securities and Exchange Commission in connection with the proposed merger. The joint proxy statement/prospectus has not yet been declared effective by the Commission. Investors are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the Commission because they contain important information regarding Plains, Pacific, and the proposed merger.

        On July 14, 2006, we filed a current report on Form 8-K that included certain historical financial statements of Pacific and pro forma financial statements for the proposed merger. This Form 8-K is incorporated by reference into the registration statement of which this prospectus forms a part, and investors are urged to read these historical and pro forma financial statements because they contain important information regarding the proposed merger.

        Investors may obtain a copy of the joint proxy statement/prospectus and other documents filed by Plains and Pacific with the Commission free of charge at the website maintained by the Commission at http://www.sec.gov.

        The completion of the acquisition is subject to the approval of the unitholders of Plains and Pacific as well as customary regulatory approvals, including reviews under the Hart-Scott-Rodino Antitrust Improvements Act, and the approvals of certain state and Canadian regulatory agencies.

RISK FACTORS

        You should read carefully the discussion of the material risks relating to an investment in the common units offered by us as discussed below and under the caption "Risk Factors" beginning on page 5 of the accompanying base prospectus, as well as those risks discussed in our Annual Report on Form 10-K for the year ended December 31, 2005, which are incorporated by reference into this prospectus supplement.

Risks Related to the Merger and the Related Transactions

        Plains may not be able to timely and successfully integrate Pacific's operations with its operations, and thus may fail to realize all of the anticipated benefits of the transaction.

        Integration of the two previously independent companies will be a complex, time consuming and costly process. Failure to timely and successfully integrate these companies may have a material adverse effect on the combined company's business, financial condition and results of operations. The difficulties of combining the companies will present challenges to the combined company's management, including:

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  combining companies with diverse backgrounds and organizational cultures;

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  experiencing operational interruptions or the loss of key employees, customers or suppliers;

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  operating a significantly larger combined company with operations in geographic areas and business lines in which Plains has not previously operated; and

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  consolidating corporate and administrative functions.

        The combined company will also be exposed to other risks that are commonly associated with transactions similar to the merger, such as unanticipated liabilities and costs, some of which may be material, and diversion of management's attention. As a result, the anticipated benefits of the merger, including anticipated synergies, may not be fully realized, if at all.

        The transactions contemplated by the merger agreement may not be consummated even if unitholder approvals for the merger are obtained.

        The merger agreement contains conditions that, if not satisfied or waived, would result in the merger not occurring, even though Plains' unitholders and Pacific's unitholders may have voted in favor of the merger agreement and related matters. In addition, Pacific and Plains can agree not to consummate the merger even if all unitholder approvals have been received. The closing conditions to the merger may not be satisfied, and any unsatisfied conditions may not be waived, which may cause the merger not to occur.

        While the merger agreement is in effect, Plains may be limited in its ability to pursue other attractive business opportunities.

        The merger agreement provides for the payment of up to $40 million in termination fees under specified circumstances, which fees are intended to provide a financial incentive for Plains to seek to complete the proposed merger rather than to explore alternative transactions that potentially could be more favorable to its unitholders.

        Plains has also agreed to refrain from taking certain actions with respect to its business and financial affairs pending completion of the merger or termination of the merger agreement. These restrictions could be in effect for an extended period of time if completion of the merger is delayed.

        In addition to the economic costs associated with pursuing a merger, Plains' management is devoting substantial time and other human resources to the proposed transaction and related matters,

which could limit Plains' ability to pursue other attractive business opportunities, including potential joint ventures, stand-alone projects and other transactions. If Plains is unable to pursue such other attractive business opportunities, then its growth prospects and the long-term strategic position of its business and the combined business could be adversely affected.

        Regulatory agencies may delay approval of the merger, which may diminish the anticipated benefits of the merger.

        Completion of the merger is conditioned upon the receipt of required governmental consents, approvals, orders and authorizations. Although Plains and Pacific intend to pursue vigorously all required governmental approvals, the requirement to receive these approvals before the merger could delay the completion of the merger, possibly for a significant period of time after Plains' and Pacific's unitholders have approved the merger. Any delay in the completion of the merger could diminish anticipated benefits of the merger or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the transaction. Any uncertainty over the ability of the partnerships to complete the merger could make it more difficult for them to retain key employees or to pursue business strategies. In addition, until the merger is completed, the attention of management may be diverted from ongoing business concerns and regular business responsibilities to the extent management is focused on matters relating to the transaction, such as obtaining regulatory approvals.

        Regulatory agencies may require that Plains and Pacific divest significant assets as a condition to their approval of the merger.

        Plains and Pacific cannot complete the merger until the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired or is otherwise terminated. As a prerequisite to obtaining clearance of the proposed merger (or to avoid an injunction), the combined company (or either or both of Plains and Pacific) may be required to divest certain assets. Pursuant to the merger agreement, Pacific is required to agree to divest any assets required by an antitrust regulator to the extent such divestitures are recommended by Plains, and Plains is required to agree to divest any Pacific assets to the extent such divestitures would not result in a material adverse effect on the business being acquired by Plains. Notwithstanding the provisions of the merger agreement, Plains and Pacific may nonetheless elect to comply with divestiture requirements of an antitrust regulator to consummate the merger.

        Divestitures of assets can be time consuming and may delay completion of the proposed merger. Because there may be a limited number of potential buyers for the assets subject to divestiture and because potential buyers will likely be aware of the circumstances of the sale, these assets could be sold at prices lower than their fair market values or the prices Plains or Pacific paid for these assets. Asset divestitures could also significantly reduce the value of the combined company, eliminate potential cost savings opportunities or lessen the anticipated benefits of the merger.

        In addition, under section 704(c) of the Code, all or a portion of any gain recognized following the merger as a result of divestitures of Plains assets may be required to be allocated to the pre-merger Plains unitholders. No special distributions will be made to the unitholders with respect to any tax liability resulting from such allocations.

        The completion of the merger will effectively require the amendment or refinancing of Pacific's credit facility.

        The completion of the merger will result in an event of default under Pacific's credit facility. To avoid a default, the credit facility must be amended or refinanced at or before the completion of the merger. Plains currently intends to refinance this credit facility in connection with the completion of the merger. If Pacific's credit facility is not amended or refinanced prior to the completion of the merger, the resulting default could have a material adverse effect on the combined company.

        The closing of the merger may trigger a repurchase obligation with respect to Pacific's outstanding senior notes.

        The closing of the merger will constitute a "change of control" under Pacific's indentures for its senior notes. If the change of control results in a ratings downgrade of the Pacific senior notes by either Moody's Investors Service or Standard & Poor's within 90 days after the change of control has occurred, the combined company will be obligated to offer to repurchase each holder's senior notes at 101% of their aggregate principal amount, plus accrued interest. Pacific has $425 million aggregate principal amount of senior notes outstanding.

        If the combined company makes an offer to repurchase the notes, it is possible that holders of a large amount of Pacific's notes may exercise their repurchase right, in which case the combined company would be required to raise significant capital in the short term to fulfill the repurchase obligations. If the combined company were for any reason unable to satisfy the repurchase obligations, it would result in an event of default under Pacific's indentures, which could have a material adverse effect on the combined company.

Risks Related to the Combined Company's Business

        The combined company's future financial and operating flexibility may be adversely affected by restrictions in its debt agreements and by its leverage.

        Following the completion of the merger, the combined company will have a substantially increased level of consolidated debt. On a pro forma basis for the merger, the combined company's consolidated long-term debt as of March 31, 2006 is estimated to be approximately $2.3 billion. Among other things, this increased leverage may be viewed negatively by credit rating agencies. Pacific's indentures for its senior notes contain non-investment grade, or high-yield, financial covenants and other restrictions. These indentures restrict, among other things, Pacific's ability to pay distributions, incur debt, sell assets, enter into affiliate transactions or create liens on its assets. In the event that the combined company maintains Plains' current investment grade credit ratings, the high-yield covenants contained in Pacific's senior note indentures will fall away, effectively resulting in indentures with investment grade covenants. In the event that the combined company does not maintain Plains' investment grade credit ratings following the merger, the combined company will be subject to the high-yield covenants currently contained in Pacific's senior note indentures. Accordingly, the combined company would be required to comply with these restrictive covenants on an enterprise-wide basis and could be subject to increased capital costs.

        Debt service obligations, restrictive covenants in its revolving credit facility and the indentures governing its outstanding senior notes and maturities resulting from this leverage may adversely affect the combined company's ability to finance future operations, pursue acquisitions and fund other capital needs and the combined company's ability to pay cash distributions to unitholders, and may make the combined company's results of operations more susceptible to adverse economic or operating conditions. During an event of default under any of its debt agreements, the combined company would be prohibited from making cash distributions to its unitholders.

        The combined company's trading policies cannot eliminate all price risks. In addition, any non-compliance with the combined company's trading policies could result in significant financial losses.

        Generally, it will be the combined company's policy that it establish a margin for crude oil purchased by selling crude oil for physical delivery to third party users, such as independent refiners or major oil companies, or by entering into a future delivery obligation under futures contracts on the NYMEX, the Intercontinental Exchange and over-the-counter. Through these transactions, the combined company will seek to maintain a position that is substantially balanced between purchases, on the one hand, and sales or future delivery obligations, on the other hand. Plains expects that the combined company's policy generally will be not to acquire and hold crude oil, futures contracts or derivative products for the purpose of speculating on price changes. These policies and practices cannot, however, eliminate all price risks. For example, any event that disrupts the combined company's anticipated physical supply of crude oil could expose it to risk of loss resulting from price changes. The combined company will also be exposed to basis risk when crude oil is purchased against one pricing index and sold against a different index. Moreover, the combined company will be exposed to some risks that are not hedged, including price risks on certain of its inventory, such as pipeline linefill, which must be maintained in order to transport crude oil on pipelines. In addition, the combined company will engage in a controlled trading program for up to an aggregate of 500,000 barrels of crude oil. Although this activity will be monitored independently by the combined company's risk management function, it exposes the combined company to price risks within predefined limits and authorizations.

        In addition, the combined company's trading operations may involve the risk of non-compliance with its trading policies. For example, Plains discovered in November 1999 that its trading policy was violated by one of its former employees, which resulted in aggregate losses of approximately $181.0 million. Plains has taken steps within its organization to enhance its processes and procedures to detect unauthorized trading. There is no assurance, however, that these steps will detect and prevent all violations of the combined company's trading policies and procedures, particularly if deception or other intentional misconduct is involved.

        The nature of the combined company's business and assets will expose it to significant compliance costs and liabilities.

        The combined company's operations involving the storage, treatment, processing, and transportation of liquid hydrocarbons will be subject to stringent federal, state, and local laws and regulations governing the discharge of materials into the environment. The combined company's segment operations also will be subject to laws and regulations relating to protection of the environment, operational safety and related matters. Compliance with all of these laws and regulations will increase the combined company's overall cost of doing business, including its capital costs to construct, maintain and upgrade equipment and facilities. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, the imposition of investigatory and remedial liabilities, the issuance of injunctions that may restrict, inhibit or prohibit the combined company's operations, or claims of damages to property or persons.

        Pro forma for the merger, the combined company would own more than three times the miles of pipeline Plains owned three years ago. As Plains has expanded its pipeline assets, it has experienced a corresponding increase in the number of releases of crude oil to the environment. The combined company will be exposed to potentially substantial expense, including clean-up and remediation costs, fines and penalties, and third party claims for personal injury or property damage related to past or future releases. Some of these expenses could increase by amounts disproportionately higher than the relative increase in pipeline mileage and the increase in revenues associated therewith. The incurrence of such expenses not covered by insurance, indemnity or reserves could materially adversely affect the combined company's results of operations.

        Plains and Pacific each currently spend substantial amounts to comply with DOT-mandated pipeline integrity rules. The U.S. Department of Transportation ("DOT") is currently in the process of expanding the scope of its pipeline regulation to include the establishment of additional pipeline integrity management programs for certain gathering pipeline systems that are not currently subject to regulation. Neither Plains nor Pacific currently knows what, if any, impact this will have on the combined company's operating expenses.

        During 2006, Plains is expanding an internal review process started in 2004 in which it is reviewing various aspects of its pipeline and gathering systems that are not subject to the DOT pipeline integrity management rules. The purpose of this process is to review the surrounding environment, condition and operating history of these pipeline and gathering assets to determine if such assets warrant additional investment or replacement. Accordingly, the combined company could be required (as a result of additional DOT regulation), or it may elect (as a result of its own internal initiatives), to spend substantial sums to ensure the integrity of and upgrade its pipeline systems to maintain environmental compliance, and in some cases, the combined company may take pipelines out of service if it believes the cost of upgrades will exceed the value of the pipelines. Plains cannot provide any assurance as to the ultimate amount or timing of future pipeline integrity expenditures for environmental compliance.

        Loss of credit rating or the ability to receive open credit could negatively affect the combined company's ability to capitalize on a volatile market.

        Plains believes that, because of the combined company's strategic asset base and complementary business models, the combined company will continue to benefit from swings in market prices and shifts in market structure during periods of volatility in the crude oil market. The combined company's ability to capture that benefit, however, will be subject to numerous risks and uncertainties, including its maintaining an attractive credit rating and continuing to receive open credit from its suppliers and trade counter-parties.

        A significant portion of the combined company's segment profit will be dependent upon an adequate supply of crude oil from fields located offshore and onshore in California. Production from these fields has experienced substantial production declines.

        A significant portion of the combined company's segment profit will be derived from pipeline transportation margins associated with the Santa Ynez and Point Arguello fields located offshore California and the onshore fields in the San Joaquin Valley. Plains expects that there will continue to be natural production declines from each of these fields as the underlying reservoirs are depleted. Plains estimates that a 5,000 barrel per day decline in volumes shipped from the outer continental shelf fields would result in a decrease in annual pipeline segment profit of the combined company of approximately $6.1 million ($3.6 million from Plains' operations and $2.5 million from Pacific's operations). A similar decline in volumes shipped from the San Joaquin Valley would result in an estimated $3.2 million decrease in annual pipeline segment profit of the combined company, the majority of which would be related to the Pacific business. In addition to natural production declines, any significant production disruption from the outer continental shelf fields and the San Joaquin Valley due to production problems, transportation problems or other reasons could also have a similar effect on the combined company's business.

        The profitability of the combined company's pipeline transportation and gathering, marketing, terminalling and storage operations will depend on the volume of crude oil shipped, purchased and gathered.

        Third party shippers generally do not have long-term contractual commitments to ship crude oil on Plains' or Pacific's pipelines. A decision by a shipper to substantially reduce or cease to ship volumes of crude oil on the combined company's pipelines could cause a significant decline in its revenues. For example, Plains estimates that an average 20,000 barrel per day variance in the Basin Pipeline System within the current operating window, equivalent to an approximate 7% volume variance on that system, would change annualized segment profit by approximately $1.4 million. In addition, Plains estimates that an average 10,000 barrel per day variance on the Capline Pipeline System, equivalent to an approximate 7% volume variance on that system, would change annualized segment profit by approximately $1.3 million.

        To maintain the volumes of crude oil the combined company purchases in connection with its gathering, marketing, terminalling and storage operations, the combined company will need to continue to contract for new supplies of domestic crude oil or increase its foreign activities in order to offset volumes lost because of natural declines in domestic crude oil production from depleting wells or volumes lost to competitors. Replacement of lost volumes of crude oil is particularly difficult in an environment where production is low and competition to gather available production is intense. Generally, because producers experience inconveniences in switching crude oil purchasers, such as delays in receipt of proceeds while awaiting the preparation of new division orders, producers typically do not change purchasers on the basis of minor variations in price. Thus, the combined company may experience difficulty acquiring crude oil at the wellhead in areas where relationships already exist between producers and other gatherers and purchasers of crude oil. Plains estimates that a 15,000 barrel per day decrease in barrels gathered by the combined company would have an approximate $4.4 million per year negative impact on segment profit. This impact assumes a reasonable margin throughout various market conditions. Actual margins vary based on the location of the crude oil, the strength or weakness of the market and the grade or quality of crude oil. Plains estimates that a $0.01 variance in the average segment profit per barrel would have an approximate $2.6 million annual effect on segment profit.

        Fluctuations in demand could negatively affect the combined company's operating results.

        Demand for crude oil is dependent upon the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce demand. Demand also depends on the ability and willingness of shippers having access to the combined company's transportation assets to satisfy their demand by deliveries through those assets.

        Fluctuations in demand for crude oil, such as those caused by refinery downtime or shutdown, could have a negative effect on the combined company's operating results. Specifically, reduced demand in an area serviced by the combined company's transmission systems will negatively affect the throughput on such systems. Although the negative impact may be mitigated or overcome by the combined company's ability to capture differentials created by demand fluctuations, this ability is dependent on location and grade of crude oil, and thus is unpredictable.

        The combined company's pipeline systems will be dependent upon its interconnections with other crude oil pipelines to reach end markets.

        In many cases, the crude oil carried on the combined company's pipeline system will need to be routed onto third party pipelines to reach the refinery or other end market. Reduced throughput on these interconnecting pipelines as a result of testing, line repair, reduced operating pressures or other causes could result in reduced throughput on the combined company's pipeline systems that would adversely affect its profitability.

        The combined company will face competition in its pipeline and gathering, marketing, terminalling and storage activities.

        The combined company's competitors will include other crude oil pipelines, the major integrated oil companies, their marketing affiliates, and independent gatherers, brokers and marketers and local distribution companies of widely varying sizes, financial resources and experience. Some of these competitors have capital resources many times greater than those of the combined company and control greater supplies of crude oil.

        The combined company may not be able to fully capitalize upon planned growth projects.

        The combined company will have a number of significant organic growth projects that require the expenditure of significant amounts of capital, including Pacific's Pier 400 project, Salt Lake City expansion and Cheyenne pipeline projects, and Plains' Pine Prairie joint venture and St. James terminal projects. Many of these projects involve numerous regulatory, environmental, weather-related, political and legal uncertainties that will be beyond the control of the combined company. As these projects are undertaken, required approvals may not be obtained, may be delayed or may be obtained with conditions that materially alter the expected return associated with the underlying projects. These projects may require significant outlays of capital. Moreover, revenues associated with these organic growth projects will not increase immediately upon the expenditures of funds with respect to a particular project and these projects may be completed behind schedule or over budgeted cost. Because of continuing increased demand for materials, equipment and services, there could be shortages and cost increases associated with construction projects. The combined company may construct pipelines, facilities or other assets in anticipation of market demand that dissipates or market growth that never materializes. As a result of these uncertainties, the anticipated benefits associated with the combined company's capital projects may not be achieved.

        Plains has limited history in developing or operating natural gas storage facilities, and there are other risks associated with developing this business.

        Plains entered into the natural gas storage business in September 2005 in connection with PAA/Vulcan's acquisition of Energy Center Investments LLC. Although many aspects of the natural gas storage industry are similar in many respects to Plains' crude oil gathering, marketing, terminalling and storage operations, Plains' current management has little experience in developing and operating natural gas storage facilities. There are significant risks and costs inherent in Plains' efforts to engage in natural gas storage operations, including the risk that the new line of business may not be profitable and that the combined company might not be able to operate the natural gas storage business or implement its operating policies and strategies successfully.

        Plains' natural gas storage operations are conducted through PAA/Vulcan, a 50% joint venture. The board of directors of PAA/Vulcan, which includes an equal number of representatives from Plains and Vulcan Gas Storage, is responsible for providing strategic direction and policy making, and Plains is responsible for the day-to-day operations. As with any such joint venture arrangements, differences in views among the joint venture participants may result in delayed decisions or in failures to agree on major matters, potentially adversely affecting the business and operations of the joint ventures and in turn Plains' business and operations.

        The devotion of capital, management time and other resources to natural gas storage operations could adversely affect the combined company's existing business. Entering into the natural gas storage industry may require substantial changes, including acquisition costs, capital development expenditures, and adding management and employees who possess the skills needed to operate a natural gas storage business. For example, Pine Prairie is currently under development and there is no guarantee that it will be fully developed in the expected time frame or at the expected cost or generate the expected returns. Participation in the natural gas storage industry will require an investment in personnel and assets and the assumption of risks that may be greater than Plains previously assumed.

        If the combined company does not make acquisitions on economically acceptable terms its future growth may be limited.

        The combined company's ability to grow will depend in part on its ability to make acquisitions that result in an increase in available cash per unit. If the combined company is unable to complete such accretive acquisitions either because it is (i) unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts, (ii) unable to raise financing for such acquisitions on economically acceptable terms, or (iii) outbid by competitors, its future growth will be limited. In particular, competition for midstream assets and businesses has intensified substantially and as a consequence such assets and businesses have become more costly. As a result, the combined company may not be able to complete the number or size of acquisitions that it targets internally or to continue to grow as quickly as Plains has historically.

        The combined company's acquisition strategy will require access to new capital. Tightened capital markets or other factors that increase the combined company's cost of capital could impair its ability to grow.

        The combined company will continuously consider and enter into discussions regarding potential acquisitions. These transactions can be effected quickly, may occur at any time and may be significant in size relative to the combined company's existing assets and operations. Any material acquisition will require access to capital. Any limitations on the combined company's access to capital or increase in the cost of that capital could significantly impair its ability to execute its acquisition strategy. The combined company's inability to maintain its targeted credit profile, including maintaining Plains' investment grade credit ratings, could negatively affect its cost of capital as well as its ability to execute its acquisition strategy.

        The combined company's acquisition strategy will involve risks that may adversely affect its business.

        Any acquisition involves potential risks, including:

  •
  performance from the acquired assets and businesses that is below the forecasts used in evaluating the acquisition;

  •
  a significant increase in indebtedness and working capital requirements;

  •
  the inability to timely and effectively integrate the operations of recently acquired businesses or assets;

  •
  the incurrence of substantial unforeseen environmental and other liabilities arising out of the acquired businesses or assets, including liabilities arising from the operation of the acquired businesses or assets prior to the acquisition;

  •
  risks associated with operating in lines of business that are distinct and separate from historical operations;

  •
  customer or key employee loss from the acquired businesses; and

  •
  the diversion of management's attention from other business concerns.

        Any of these factors could adversely affect the combined company's ability to achieve anticipated levels of cash flows from its acquisitions, to realize other anticipated benefits and to pay distributions or meet its debt service requirements.

        The combined company's assets will be subject to federal, state and provincial regulation.

        The combined company's domestic interstate common carrier pipelines will be subject to regulation by the FERC under the Interstate Commerce Act. The Interstate Commerce Act requires that tariff rates for petroleum pipelines be just and reasonable and non-discriminatory. The combined company's natural gas storage operations are subject to regulations by the FERC or the Michigan Public Service Commission. In addition, failure to comply with applicable regulations under the Natural Gas Act, and certain other state laws could result in the imposition of administrative, civil and criminal remedies. The combined company also will be subject to the Pipeline Safety Regulations of the DOT. The combined company's intrastate pipeline transportation activities will be subject to various state laws and regulations as well as orders of regulatory bodies.

        The combined company's Canadian pipelines will be subject to regulation by the National Energy Board ("NEB") or by provincial agencies. Under the National Energy Board Act, the NEB could investigate the tariff rates or the combined company's terms and conditions of service relating to a jurisdictional pipeline on its own initiative or at the urging of a shipper or other interested party and, if it found its rates or terms of service relating to such pipeline unjust or unreasonable or unjustly discriminatory, require the combined company to reduce its rates, provide access to other shippers, or change its terms of service. A provincial agency could, on the application of a shipper or other interested party, investigate the tariff rates or the combined company's terms and conditions of service relating to its provincially regulated proprietary pipelines and, if it found its rates or terms of service unreasonable or unjustly discriminatory, declare the pipelines to be common carrier pipelines and require it to reduce its rates, provide access to other shippers, or otherwise alter its terms of service. Any reduction in the combined company's tariff rates would most likely result in lower revenue and cash flows.

        The laws and regulations governing pipeline operations are subject to change and interpretation by the relevant governmental agency. Any such change or interpretation adverse to the combined company could have a material adverse effect on its operations, revenues and profitability.

        The combined company's operations will be subject to cross-border regulation.

        The combined company's cross-border activities with its Canadian subsidiaries will subject it to regulatory matters, including export licenses, tariffs, Canadian and U.S. customs and tax issues and toxic substance certifications. Regulations include the Short Supply Controls of the Export Administration Act, the North American Free Trade Agreement and the Toxic Substances Control Act. Violations of these license, tariffs and tax reporting requirements could result in the imposition of significant administrative, civil and criminal penalties.

        Rate regulation or a successful challenge to the rates the combined company charges on its pipeline systems may reduce the amount of cash the combined company generates.

        The Energy Policy Act of 1992 (the "EPAct"), among other things, deems "just and reasonable" within the meaning of the Interstate Commerce Act any oil pipeline rate in effect for the 365-day period ending on the date of the enactment of EPAct if the rate in effect was not subject to protest, investigation, or complaint during such 365-day period (that is, the EPAct "grandfathers" any such rates). The EPAct further protects any rate meeting this requirement from complaint unless the complainant can show that a substantial change occurred after the enactment of EPAct in the economic circumstances of the oil pipeline that were the basis for the rate or in the nature of the services provided which were a basis for the rate. This grandfathering protection does not apply, under certain specified circumstances, when the person filing the complaint was under a contractual prohibition against the filing of a complaint.

        For the combined company's domestic interstate common carrier pipelines subject to FERC regulation under the Interstate Commerce Act, shippers may protest the combined company's pipeline tariff filings, and the FERC may investigate new or changed tariff rates. Further, other than for rates set under market-based rate authority and for rates that remain grandfathered under EPAct, the FERC may order refunds of amounts collected under rates that were in excess of a just and reasonable level when taking into consideration the pipeline system's cost of service. In addition, shippers may challenge the lawfulness of tariff rates that have become final and effective. The FERC may also investigate such rates absent shipper complaint. The FERC's ratemaking methodologies may limit the combined company's ability to set rates based on its true costs or may delay the use of rates that reflect increased costs.

        The potential for a challenge to the status of the combined company's grandfathered rates under EPA (by showing a substantial change in circumstances) or a challenge to its indexed rates creates the risk that the FERC might find some of the combined company's rates to be in excess of a just and reasonable level—that is, a level justified by its cost of service. In such an event, the FERC could order the combined company to reduce any such rates and could require the payment of reparations to complaining shippers for up to two years prior to the complaint.

        The combined company will be exposed to the credit risk of its customers in the ordinary course of its gathering and marketing activities.

        There can be no assurance that the combined company will adequately assess the creditworthiness of its existing or future counterparties or that there will not be an unanticipated deterioration in their creditworthiness, which could have an adverse impact on the combined company.

        In those cases in which the combined company provides division order services for crude oil purchased at the wellhead, it may be responsible for distribution of proceeds to all parties. In other cases, it may pay all of or a portion of the production proceeds to an operator who distributes these proceeds to the various interest owners. These arrangements will expose the combined company to operator credit risk, and there can be no assurance that it will not experience losses in dealings with other parties.

        The combined company may encounter increased costs and lack of availability of insurance.

        Over the last several years, as the scale and scope of Plains' and Pacific's respective businesses activities have expanded, the breadth and depth of available insurance markets have contracted. Some of this may be attributable to the events of September 11, 2001, which adversely impacted the availability and costs of certain types of coverage. Plains anticipates that the effects of hurricanes along the Gulf Coast during 2005 may also have an adverse effect on the availability and cost of coverage. You cannot be assured that the combined company will be able to maintain adequate insurance in the future at rates it considers reasonable. The occurrence of a significant event not fully insured could materially and adversely affect the combined company's operations and financial condition.

        Marine transportation of crude oil has inherent operating risks.

        The combined company's gathering and marketing operations will include purchasing crude oil that is carried on third party tankers and barges. The combined company's water borne cargoes of crude oil will be at risk of being damaged or lost because of events such as marine disaster, bad weather, mechanical failures, grounding or collision, fire, explosion, environmental accidents, piracy, terrorism and political instability. Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates and damage to the combined company's reputation and customer relationships generally. While certain of these risks may be covered under its insurance program, any of these circumstances or events could increase the combined company's costs or lower its revenues.

        In instances in which cargoes are purchased FOB (title transfers when the oil is loaded onto a vessel chartered by the purchaser) the contract to purchase is typically made prior to the vessel being chartered. In such circumstances the combined company will take the risk of higher than anticipated charter costs. The combined company will also be exposed to increased transit time and unanticipated demurrage charges, which involve extra payment to the owner of a vessel for delays in offloading, circumstances that the combined company may not control.

        Maritime claimants could arrest the vessels carrying the combined company's cargoes.

        Crew members, suppliers of goods and services to a vessel, other shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of a vessel carrying a cargo of the combined company's oil could substantially delay its shipment.

        In addition, in some jurisdictions, under the "sister ship" theory of liability, a claimant may arrest both the vessel that is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel carrying the combined company's cargo for claims relating to a vessel with which the combined company has no relation.

        The combined company will be dependent on use of a third-party marine dock for delivery of waterborne crude oil into its storage and distribution facilities in the Los Angeles basin.

        A portion of the combined company's storage and distribution business conducted in the Los Angeles basin will be dependent on its ability to receive waterborne crude oil and other dark products, a major portion of which are presently being received through dock facilities operated by Shell Oil Products in the Port of Long Beach. The agreement that will allow the combined company to utilize these dock facilities expires in October 2006, and there is no guarantee that it will be renewed. If this agreement is not renewed and if other alternative dock access cannot be arranged, the volumes of crude oil and other dark products that Pacific presently receives from its customers in the Los Angeles basin may be reduced, which could result in a reduction of storage and distribution revenue and cash flow.

        Changes in currency exchange rates could adversely affect the combined company's operating results.

        Because the combined company will conduct operations in Canada, it will be exposed to currency fluctuations and exchange rate risks that may adversely affect its results of operations.

        Terrorist attacks aimed at the combined company's facilities could adversely affect its business.

        Since the September 11, 2001 terrorist attacks, the U.S. government has issued warnings that energy assets, specifically the nation's pipeline infrastructure, may be future targets of terrorist organizations. These developments will subject the combined company's operations to increased risks. Any future terrorist attack that may target the combined company's facilities, those of its customers and, in some cases, those of other pipelines, could have a material adverse effect on its business.

        An impairment of goodwill could reduce the combined company's earnings.

        Plains had approximately $48 million of goodwill on its consolidated balance sheet as of March 31, 2006. Plains currently expects to record approximately $800 million of goodwill upon completion of the merger with Pacific, but that estimate is subject to change pending the completion of an independent appraisal. Consequently, pro forma for the merger, Plains expects that approximately $848 million, representing approximately 12% of the combined company's consolidated assets at March 31, 2006 on a pro forma basis, may be recorded as goodwill. In addition, Plains estimates that it will record approximately $100 million to $150 million of goodwill in conjunction with other acquisitions made in the second quarter of 2006. These estimates are preliminary and may be adjusted pending the completion of independent appraisals. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the acquired tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles, or GAAP, will require the combined company to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. If the combined company were to determine that any of its remaining balance of goodwill was impaired, it would be required to take an immediate charge to earnings with a corresponding reduction of partners' equity and increase in balance sheet leverage as measured by debt to total capitalization.

Risks Related to Plains' Common Units and Risks Resulting from Its Partnership Structure

        Cost reimbursements due to Plains' general partner may be substantial and will reduce Plains' cash available for distribution to unitholders.

        Prior to making any distribution on the common units, Plains will reimburse its general partner and its affiliates, including officers and directors of its general partner, for all expenses incurred on Plains' behalf. The reimbursement of expenses and the payment of fees could adversely affect Plains' ability to make distributions. The general partner has sole discretion to determine the amount of these expenses. In addition, Plains' general partner and its affiliates may provide Plains services for which Plains will be charged reasonable fees as determined by the general partner.

        Cash distributions are not guaranteed and may fluctuate with Plains' performance and the establishment of financial reserves.

        Because distributions on the common units are dependent on the amount of cash Plains generates, distributions may fluctuate based on Plains' performance. The actual amount of cash that is available to be distributed each quarter will depend on numerous factors, some of which are beyond Plains' control and the control of its general partner. Cash distributions are dependent primarily on cash flow, including cash flow from financial reserves and working capital borrowings, and not solely on profitability, which is affected by non-cash items. Therefore, cash distributions might be made during periods when Plains records losses and might not be made during periods when Plains records profits.

        Unitholders may not be able to remove Plains' general partner even if they wish to do so.

        Plains' general partner manages and operates Plains. Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting Plains' business. Unitholders have no rights to elect the general partner or the directors of the general partner on an annual or other continuing basis.

        Furthermore, if unitholders are dissatisfied with the performance of Plains' general partner, they currently have little practical ability to remove Plains' general partner or otherwise change its management. Plains' general partner may not be removed except upon the vote of the holders of at least 66 2/3% of its outstanding units (including units held by Plains' general partner or its affiliates).

        In addition, the following provisions of Plains' partnership agreement may discourage a person or group from attempting to remove Plains' general partner or otherwise change Plains' management:

  •
  generally, if a person acquires 20% or more of any class of units then outstanding other than from Plains' general partner or its affiliates, the units owned by such person cannot be voted on any matter; and

  •
  limitations upon the ability of unitholders to call meetings or to acquire information about Plains' operations, as well as other limitations upon the unitholders' ability to influence the manner or direction of management.

        As a result of these provisions, the price at which Plains' common units will trade may be lower because of the absence or reduction of a takeover premium in the trading price.

        Plains may issue additional common units without unitholder approval, which would dilute a unitholder's existing ownership interests.

        Plains' general partner may cause Plains to issue an unlimited number of common units without unitholder approval (subject to applicable NYSE rules). Plains may also issue at any time an unlimited number of equity securities ranking junior or senior to the common units without unitholder approval (subject to applicable NYSE rules). The issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

  •
  an existing unitholder's proportionate ownership interest in Plains will decrease;

  •
  the amount of cash available for distribution on each unit may decrease;

  •
  the relative voting strength of each previously outstanding unit may be diminished; and

  •
  the market price of the common units may decline.

        Plains' general partner has a limited call right that may require unitholders to sell their units at an undesirable time or price.

        If at any time Plains' general partner and its affiliates own 80% or more of the common units, the general partner will have the right, but not the obligation, which it may assign to any of its affiliates, to acquire all, but not less than all, of the remaining common units held by unaffiliated persons at a price generally equal to the then current market price of the common units. As a result, unitholders may be required to sell their common units at a time when they may not desire to sell them or at a price that is less than the price they would like to receive. They may also incur a tax liability upon a sale of their common units.

        Unitholders may not have limited liability if a court finds that unitholder actions constitute control of Plains' business.

        Under Delaware law, a unitholder could be held liable for Plains' obligations to the same extent as a general partner if a court determined that the right of unitholders to remove Plains' general partner or to take other action under Plains' partnership agreement constituted participation in the "control" of Plains' business.

        Plains' general partner generally has unlimited liability for Plains' obligations, such as Plains' debts and environmental liabilities, except for those contractual obligations that are expressly made without recourse to Plains' general partner.

        In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that under some circumstances, a unitholder may be liable to Plains for the amount of a distribution for a period of three years from the date of the distribution.

        Conflicts of interest could arise among Plains' general partner and Plains or its unitholders.

        These conflicts may include the following:

        Plains does not have any employees and Plains relies solely on employees of the general partner or, in the case of Plains Marketing Canada, employees of PMC (Nova Scotia) Company;

  •
  under Plains' partnership agreement, Plains reimburses the general partner for the costs of managing and for operating the partnership;

  •
  the amount of cash expenditures, borrowings and reserves in any quarter may affect available cash to pay quarterly distributions to unitholders;

  •
  the general partner tries to avoid being liable for partnership obligations. The general partner is permitted to protect its assets in this manner by Plains' partnership agreement. Under Plains' partnership agreement the general partner would not breach its fiduciary duty by avoiding liability for partnership obligations even if Plains can obtain more favorable terms without limiting the general partner's liability; under Plains' partnership agreement, the general partner may pay its affiliates for any services rendered on terms fair and reasonable to Plains. The general partner may also enter into additional contracts with any of its affiliates on behalf of Plains. Agreements or contracts between Plains and Plains' general partner (and its affiliates) are not necessarily the result of arms length negotiations; and

  •
  the general partner would not breach Plains' partnership agreement by exercising its call rights to purchase limited partnership interests or by assigning its call rights to one of its affiliates or to Plains.

Tax Risks Related to Owning Plains Common Units

        No ruling has been obtained with respect to the tax consequences of the merger.

        Although it is anticipated that no gain or loss will be recognized by a Plains unitholder as a result of the merger (except with respect to a net decrease in a unitholder's share of nonrecourse liabilities discussed below), no ruling has been or will be requested from the Internal Revenue Service, or IRS, with respect to the tax consequences of the merger. Instead, Plains is relying on the opinions of its counsel as to the tax consequences of the merger, and counsel's conclusions may not be sustained if challenged by the IRS.

        The merger may result in income recognition by Plains unitholders.

        As a result of the merger, each Plains unitholder's share of nonrecourse liabilities will be recalculated. Each Plains unitholder will be treated as receiving a deemed cash distribution equal to the excess, if any, of such unitholder's share of nonrecourse liabilities immediately before the merger over such unitholder's share of nonrecourse liabilities immediately following the merger. If the amount of the deemed cash distribution received by a Plains unitholder exceeds the unitholder's basis in his partnership interest, such unitholder will recognize gain in an amount equal to such excess. The application of the rules governing the allocation of nonrecourse liabilities in the context of the merger is complex and subject to uncertainty. There can be no assurance that there will not be a net decrease in the amount of nonrecourse liabilities allocable to a Plains common unitholder as a result of the merger.

        Plains' tax treatment depends on Plains' status as a partnership for federal income tax purposes, as well as Plains not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat Plains as a corporation or if it becomes subject to a material amount of entity-level taxation for state tax purposes, that would reduce the amount of cash available for distribution to Plains' unitholders.

        The anticipated after-tax economic benefit of an investment in the common units depends largely on Plains being treated as a partnership for federal income tax purposes. Plains has not requested, and does not plan to request, a ruling from the IRS on this or any other matter affecting Plains.

        If Plains were treated as a corporation for federal income tax purposes, Plains would pay federal income tax on Plains' income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to Plains' unitholders would generally be taxed again to them as corporate distributions, and no income, gains, losses, deductions or credits would flow through to them. Treatment of Plains as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of the common units. Moreover, treatment of Plains as a corporation could materially and adversely affect Plains' ability to make cash distributions to Plains' unitholders or to make payments on Plains' debt securities.

        Current law may change so as to cause Plains to be treated as a corporation for federal income tax purposes or otherwise subject Plains to entity-level taxation. In addition, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon Plains as an entity, the cash available for distribution to Plains' unitholders would be reduced. Plains' partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects Plains to taxation as a corporation or otherwise subjects Plains to entity-level taxation for federal, state or local income tax purposes, then the minimum quarterly distribution and the target distribution levels will be adjusted to reflect the impact of that law on Plains.

        If the IRS contests the federal income tax positions Plains takes, the market for Plains' common units may be adversely impacted and the cost of any IRS contest will reduce Plains' cash available for distribution or debt service.

        Plains has not requested a ruling from the IRS with respect to any matter affecting Plains. The IRS may adopt positions that differ from the conclusions of Plains' counsel or from the positions Plains takes. It may be necessary to resort to administrative or court proceedings to sustain some or all of Plains' counsel's conclusions or the positions Plains takes. A court may not concur with Plains' counsel's conclusions or the positions Plains takes. Any contest with the IRS may materially and adversely impact the market for common units and the price at which they trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will be borne by Plains and directly or indirectly by the unitholders and the general partner because the costs will reduce Plains' cash available for distribution or debt service.

        Unitholders of the combined company may be required to pay taxes even if they do not receive any cash distributions from Plains.

        Because unitholders of the combined company will be treated as partners to whom Plains will allocate taxable income which could be different in amount than the cash Plains distributes, they will be required to pay any federal income taxes and, in some cases, state and local income taxes on their share of Plains' taxable income even if they do not receive any cash distributions from Plains. Unitholders may not receive cash distributions from Plains equal to their share of Plains' taxable income or even equal to the actual tax liability that results from their share of Plains' taxable income.

        Tax gain or loss on disposition of common units could be different than expected.

        If Plains' unitholders sell their common units, they will recognize gain or loss equal to the difference between the amount realized and their tax basis in those common units. Prior distributions in excess of the total net taxable income allocated to a unitholder for a common unit, which decreased the unitholder's tax basis in that common unit, will, in effect, become taxable income to the unitholder if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price the unitholder receives is less than the unitholder's original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to the unitholder. Should the IRS successfully contest some positions Plains takes, the unitholder could recognize more gain on the sale of units than would be the case under those positions, without the benefit of decreased income in prior years. Also, if a unitholder sells units, the unitholder may incur a tax liability in excess of the amount of cash received from the sale.

        Tax-exempt entities and foreign persons face unique tax issues from owning Plains' common units that may result in adverse tax consequences to them.

        Investment in common units by tax-exempt entities, such as individual retirement accounts (IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of Plains' income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal tax returns and pay tax on their share of Plains' taxable income.

        Plains treats each purchaser of common units as having the same tax benefits without regard to the actual units purchased. The IRS may challenge this treatment, which could adversely affect the value of the units.

        Because Plains cannot match transferors and transferees of common units and because of other reasons, Plains has adopted depreciation and amortization positions that do not conform with all aspects of the Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to Plains' unitholders. It also could affect the timing of these tax benefits or the amount of gain from a unitholder's sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to a unitholder's tax return.

        Unitholders of the combined company will be subject to foreign, state and local taxes and return filing requirements in jurisdictions where they do not live as a result of an investment in Plains' units.

        In addition to federal income taxes, unitholders of the combined company will be subject to other taxes, such as Canadian federal and provincial taxes, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which Plains does business or owns property but in which such unitholders may not reside. Plains owns property and conducts business in Canada and in most states in the United States. Unitholders may be required to file tax returns and pay taxes in many or all of the jurisdictions in which Plains does business or owns property. Further, unitholders of the combined company may be subject to penalties for failure to comply with those requirements. It will be the combined company's unitholders' responsibility to file all U.S. federal, foreign, state and local tax returns. Plains' counsel has not rendered an opinion on the foreign, U.S. state or local tax consequences of an investment in Plains common units.

USE OF PROCEEDS

        The net proceeds of this offering will be approximately $163.2 million, including our general partner's proportionate capital contribution after deducting estimated offering expenses. We intend to use the net proceeds of this offering to fund a portion of: (i) two acquisitions of pipeline assets from BP Oil Pipeline Company and Chevron Pipe Line Company, which are expected to close in the third quarter of 2006 and have an aggregate purchase price of approximately $199 million; (ii) the equity financing component of our pending merger with Pacific Energy Partners, L.P.; (iii) our 2007 expansion capital activities or for general partnership purposes. Pending investment of the proceeds, we intend to temporarily reduce indebtedness under our senior unsecured credit facility.

        Indebtedness under our senior unsecured credit facility was approximately $685.7 million as of July 18, 2006, and had an annual interest rate of 5.9% and a final maturity in November 2010. Substantially all of the outstanding indebtedness under the facility was incurred to fund acquisitions, capital expansion projects, working capital requirements and the purchase of hedged inventory.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

        As of July 18, 2006, we had 77,273,248 common units outstanding, held by approximately 329 holders of record. Our common units are traded on the New York Stock Exchange under the symbol "PAA."

        The following table sets forth, for the periods indicated, the high and low sales prices for the common units, as reported on the New York Stock Exchange Composite Transactions Tape, and quarterly cash distributions declared per common unit and subordinated unit. The last reported sale price of common units on the New York Stock Exchange on July 19, 2006 was $44.92 per common unit.

	Price Range
			Cash Distributions(1)
	High	Low
2004
First Quarter	$35.23	$31.18	$0.5625
Second Quarter	36.13	27.25	0.5775
Third Quarter	35.98	31.63	0.6000
Fourth Quarter	37.99	34.51	0.6125
2005
First Quarter	$40.98	$36.50	$0.6375
Second Quarter	45.08	38.00	0.6500
Third Quarter	48.20	42.01	0.6750
Fourth Quarter	42.82	38.51	0.6875
2006
First Quarter	$47.00	$39.81	$0.7075
Second Quarter	48.92	42.81	0.7250	(2)
Third Quarter (through July 19, 2006)	45.19	43.21		(3)

(1)
Represents cash distributions per common unit declared with respect to the quarter and paid in the following quarter.

(2)
The distribution attributable to the second quarter of 2006 has been declared but has not yet been paid.

(3)
The distribution attributable to the third quarter of 2006 has not yet been declared or paid.

PLAN OF DISTRIBUTION

        We are selling the common units offered pursuant to this prospectus directly to the following purchasers in a privately negotiated transaction in which no party is acting as an underwriter:

Purchaser	Common Units

Total	3,720,930

        Subject to the terms of a purchase agreement to be entered into, the purchasers are expected to agree to purchase, and we intend to sell to the purchasers, 3,720,930 common units at a price of $43.00 per unit. We will determine the per unit price through negotiations with the purchasers.

        The purchasers will agree not to offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise)), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, with respect to the purchased common units for a period of 90 days after the closing date of this transaction without our prior written consent; however, a purchaser may enter into a total return swap or similar transaction as long as the swap counterparty agrees to be bound by the terms of the lock-up.

        We expect to deliver the units through the book entry facilities of The Depository Trust Company against payment of the aggregate purchase price for the units purchased on July     , 2006; provided, however, that we and certain of the purchasers may agree to close the offering with respect to the common units being offered to such purchaser on a later date as mutually agreed upon by us and such purchaser in accordance with the purchase agreement.

WHERE YOU CAN FIND MORE INFORMATION

        The SEC allows us to "incorporate by reference" information we file with it. This procedure means that we can disclose important information to you by referring you to documents filed with the Commission. The information we incorporate by reference (excluding any information furnished and not filed with the Commission) is part of this prospectus supplement and later information that we file with the Commission (excluding any information furnished and not filed with the Commission) will automatically update and supersede this information. We incorporate by reference the documents listed below:

  •
  Annual Report on Form 10-K for the year ended December 31, 2005, Commission File No. 1-14569;

  •
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, Commission File No. 1-14569;

  •
  Current Report on Form 8-K filed with the Commission on March 16, 2006 (announcement of Andrews acquisition), Commission File No. 1-14569;

  •
  Current Report on Form 8-K filed, other than Item 7.01 which was furnished, with the Commission on March 21, 2006 (entry into direct placement unit purchase agreement), Commission File No. 1-14569;

  •
  Current Report on Form 8-K filed with the Commission on March 21, 2006 (audited balance sheet of Plains AAP, L.P. for the year ended December 31, 2005), Commission File No. 1-14569;

  •
  Current Report on Form 8-K filed with the Commission on May 9, 2006 (announcement of private placement offering of $250 million notes), Commission File No. 1-14569;

  •
  Current Report on Form 8-K filed, other than Item 7.01 which was furnished, with the Commission on May 12, 2006 (entry into note purchase agreement, registration rights agreement and supplemental indentures), Commission File No. 1-14569;

  •
  Current Report on Form 8-K filed with the Commission on May 15, 2006 (amendment to PAA/Vulcan limited liability company agreement), Commission File No. 1-14569;

  •
  Current Report on Form 8-K filed with the Commission on June 12, 2006 (entry into Pacific merger agreement and purchase agreement with LB Pacific), Commission File No. 1-14569;

  •
  Current Report on Form 8-K filed with the Commission on June 30, 2006 (unaudited balance sheet of Plains AAP, L.P. for the three months ended March 31, 2006), Commission File No. 1-14569;

  •
  Current Report on Form 8-K filed with the Commission on July 14, 2006 (historical financial statements of Pacific and pro forma financial statements for the probable acquisition), Commission File No. 1-14569; and

  •
  The description of Plains' common units in the Registration Statement on Form 8-A, initially filed with the Commission on October 23, 1998, as amended by Form 8-A/A filed with the Commission on November 3, 1998, Commission File No. 1-14569.

        You may request a copy of these filings at no cost by making written or telephone requests for copies to:

  Plains All American Pipeline, L.P.
  333 Clay Street, Suite 1600
  Houston, Texas 77002
  Attention: Tim Moore
  Telephone: (713) 646-4100

        Additionally, you may read and copy any materials that we have filed with the Commission at the Commission's Public Reference Room at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an internet site that contains reports, proxy and information statements, and other information regarding us. The Commission's website address is www.sec.gov.

        You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying base prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus supplement or the accompanying base prospectus is accurate as of any date other than its date.

EXPERTS

        Plains' financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to Plains' Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The balance sheet as of December 31, 2005 of Plains AAP, L.P. incorporated in this prospectus supplement by reference to Plains All American Pipeline, L.P.'s Current Report on Form 8-K filed on March 21, 2006 has been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Pacific Energy Partners, L.P. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005 and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

$2,000,000,000

Plains All American Pipeline, L.P.
PAA Finance Corp.

Common Units
Debt Securities

We may from time to time offer the following securities under this prospectus:

  •
  common units representing limited partner interests in Plains All American Pipeline, L.P.; and

  •
  debt securities of Plains All American Pipeline, L.P.

        PAA Finance Corp. may act as co-issuer of the debt securities, and all other subsidiaries of Plains All American Pipeline, L.P., other than "minor" subsidiaries as such item is interpreted in securities regulations governing financial reporting for guarantors, may guarantee the debt securities.

Our common units are traded on the New York Stock Exchange under the symbol "PAA."

        Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. You should also read the documents we have referred you to in the "Where You Can Find More Information" section of this prospectus for information on us and for our financial statements.

        Limited partnerships are inherently different from corporations. You should consider each of the factors described under "Risk Factors," which begin on page 5, in deciding whether or not to buy any of our securities.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 22, 2005.

ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
WHO WE ARE
RISK FACTORS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF OUR DEBT SECURITIES
DESCRIPTION OF OUR COMMON UNITS
CASH DISTRIBUTION POLICY
DESCRIPTION OF OUR PARTNERSHIP AGREEMENT
TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration process. Under this shelf process, we may offer from time to time up to $2,000,000,000 of our securities. Each time we offer securities, we will provide you with a prospectus supplement that will describe, among other things, the specific amounts and prices of the securities being offered and the terms of the offering, including, in the case of debt securities, the specific terms of the securities. The prospectus supplement may also add, update or change information contained in this prospectus. Therefore, before you invest in our securities, you should read this prospectus and any attached prospectus supplements.

        In this registration statement, the terms "we," "our," "ours," and "us" refer to Plains All American Pipeline, L.P. and its subsidiaries, unless otherwise indicated or the context requires otherwise.

i

WHERE YOU CAN FIND MORE INFORMATION

        We are "incorporating by reference" into this prospectus information we file with the SEC. This procedure means that we can disclose important information to you by referring you to documents filed with the SEC. The information we incorporate by reference is part of this prospectus and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by Plains All American Pipeline, L.P. with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished and not filed with the SEC) until all offerings under this shelf registration statement are completed or after the date on which the registration statement that includes this prospectus was initially filed with the SEC and before the effectiveness of such registration statement:

  •
  Annual Report on Form 10-K for the year ended December 31, 2004;

  •
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

  •
  Current Reports on Forms 8-K filed on January 26, 2005; February 23, 2005; March 8, 2005; April 1, 2005; April 8, 2005; April 21, 2005; April 25, 2005; May 12, 2005; May 25, 2005; and May 31, 2005; and

  •
  the description of our common units contained in our Form 8-A/A dated November 3, 1998.

        You may request a copy of these filings at no cost by making written or telephone requests for copies to:

    Plains All American Pipeline, L.P.
    333 Clay Street, Suite 1600
    Houston, Texas 77002
    Attention: Tim Moore
    Telephone: (713) 646-4100

        Additionally, you may read and copy any materials that we have filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding us. The SEC's website address is www.sec.gov.

        You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

FORWARD-LOOKING STATEMENTS

        All statements, other than statements of historical fact, included or incorporated by reference in this prospectus or the accompanying prospectus supplement are forward-looking statements, including, but not limited to, statements identified by the words "anticipate," "believe," "estimate," "expect," "plan," "intend" and "forecast," and similar expressions and statements regarding our business strategy, plans and objectives of our management for future operations. These statements reflect our current views with respect to future events, based on what we believe are reasonable assumptions. Certain factors could cause actual results to differ materially from results anticipated in the forward-looking statements. These factors include, but are not limited to:

  •
  abrupt or severe production declines or production interruptions in outer continental shelf production located offshore California and transported on our pipeline system;

  •
  the success of our risk management activities;

  •
  the availability of, and our ability to consummate, acquisition or combination opportunities;

  •
  our access to capital to fund additional acquisitions and our ability to obtain debt or equity financing on satisfactory terms;

  •
  successful integration and future performance of acquired assets or businesses;

  •
  environmental liabilities or events that are not covered by an indemnity, insurance or existing reserves;

  •
  maintenance of our credit rating and ability to receive open credit from our suppliers and trade counter-parties;

  •
  declines in volumes shipped on the Basin Pipeline, Capline Pipeline and our other pipelines by third party shippers;

  •
  the availability of adequate third party production volumes for transportation and marketing in the areas in which we operate;

  •
  successful third party drilling efforts in areas in which we operate pipelines or gather crude oil;

  •
  demand for various grades of crude oil and resulting changes in pricing conditions or transmission throughput requirements;

  •
  fluctuations in refinery capacity in areas supplied by our transmission lines;

  •
  the effects of competition;

  •
  continued creditworthiness of, and performance by, counter-parties;

  •
  the impact of crude oil price fluctuations;

  •
  the impact of current and future laws, rulings and governmental regulations;

  •
  shortages or cost increases of power supplies, materials or labor;

  •
  weather interference with business operations or project construction;

  •
  the currency exchange rate of the Canadian dollar;

  •
  fluctuations in the debt and equity markets, including the price of our units at the time of vesting under our Long-Term Incentive Plan; and

  •
  general economic, market or business conditions.

        Other factors described herein or incorporated by reference, or factors that are unknown or unpredictable, could also have a material adverse effect on future results. Please read "Risk Factors" beginning on page 5 of this prospectus. Except as required by securities laws applicable to the documents incorporated by reference, we do not intend to update these forward-looking statements and information.

WHO WE ARE

        We are engaged in interstate and intrastate crude oil transportation, and crude oil gathering, marketing, terminalling and storage, as well as the marketing and storage of liquefied petroleum gas and natural gas related petroleum products. We refer to liquefied petroleum gas and natural gas related petroleum products collectively as "LPG." We have an extensive network of pipeline transportation, storage and gathering assets in key oil producing basins and at major market hubs in the United States and Canada. Our operations can be categorized into two primary business activities: crude oil pipeline transportation operations and gathering, marketing, terminalling and storage operations.

        Our principal business strategy is to efficiently and competitively provide services to our customers, while capitalizing on the regional crude oil supply and demand imbalances that exist in the United States and Canada by combining the strategic location and distinctive capabilities of our transportation and terminalling assets with our extensive marketing and distribution expertise to generate sustainable earnings and cash flow.

        We intend to execute our business strategy by:

  •
  increasing and optimizing throughput on our existing pipeline and gathering assets and realizing cost efficiencies through operational improvements;

  •
  utilizing our Cushing Terminal and our other assets to service the needs of refiners and to profit from merchant activities that take advantage of crude oil pricing and quality differentials;

  •
  utilizing assets we have recently acquired along the Gulf Coast and our Cushing Terminal to increase our presence in the importation of foreign crude through Gulf of Mexico receipt facilities to U.S. refiners;

  •
  selectively pursuing strategic and accretive acquisitions of crude oil transportation assets, including pipelines, gathering systems, terminalling and storage facilities and other assets that complement our existing asset base and distribution capabilities;

  •
  optimizing and expanding our Canadian operations and our presence in certain areas of the U.S. to take advantage of anticipated increases in the volume and qualities of crude oil produced in these areas as well as increased foreign crude import activities in the Gulf Coast area; and

  •
  prudently and economically leveraging our asset base, knowledge base and skill sets to participate in energy businesses that are closely related to, or significantly intertwined with, the crude oil business.

        To a lesser degree, we also engage in a similar business strategy with respect to the wholesale marketing and storage of LPG, which we began as a result of an acquisition in mid-2001.

        Plains All American Pipeline, L.P. is a Delaware limited partnership. PAA Finance was incorporated under the laws of the State of Delaware in February 2001, is indirectly wholly owned by Plains All American Pipeline, and has no material assets or any liabilities other than as a co-issuer of debt securities. Its activities will be limited to co-issuing debt securities and engaging in other activities incidental thereto. Plains AAP, L.P., a Delaware limited partnership, serves as our general partner. Plains All American GP LLC is the general partner of Plains AAP, L.P. Our U.S. operations are conducted through, and our operating assets are owned by, Plains Marketing, L.P., a Delaware limited partnership, and Plains Pipeline, L.P., a Texas limited partnership. Our Canadian operations are conducted through, and our Canadian operating assets are owned by, Plains Marketing Canada, L.P., a Canadian limited partnership.

        Our principal executive offices are located at 333 Clay Street, Suite 1600, Houston, Texas 77002, and our phone number is (713) 646-4100.

Recent Developments

Capital Expenditures

        We estimate that capital expenditures for expansion projects will be approximately $180 million during 2005, an $80 million increase over the estimate provided in our Annual Report on Form 10-K for the year ended December 31, 2004. This increase results primarily from additional organic growth projects, including the recently announced construction of a St. James, Louisiana crude oil storage facility. We estimate the total project cost for the St. James facility will be approximately $70 million, of which approximately $21 million will be spent in 2005.

RISK FACTORS

        You should carefully consider the following risk factors together with all of the other information included or incorporated by reference in this prospectus in evaluating an investment in Plains All American Pipeline. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. When we offer and sell any securities pursuant to a prospectus supplement, we may include additional risk factors relevant to such securities in the prospectus supplement.

Risks Related to Our Business

        The level of our profitability is dependent upon an adequate supply of crude oil from fields located offshore and onshore California. Production from these offshore fields has experienced substantial production declines since 1995.

        A significant portion of our segment profit is derived from pipeline transportation margins associated with the Santa Ynez and Point Arguello fields located offshore California. We expect that there will continue to be natural production declines from each of these fields as the underlying reservoirs are depleted. We estimate that a 5,000 barrel per day decline in volumes shipped from these fields would result in a decrease in annual pipeline segment profit of approximately $3.2 million. In addition, any significant production disruption from the Santa Ynez field due to production problems, transportation problems or other reasons could have a material adverse effect on our business.

        Our trading policies cannot eliminate all price risks. In addition, any non-compliance with our trading policies could result in significant financial losses.

        Generally, it is our policy that we establish a margin for crude oil purchased by selling crude oil for physical delivery to third party users, such as independent refiners or major oil companies, or by entering into a future delivery obligation under futures contracts on the NYMEX and over the counter. Through these transactions, we seek to maintain a position that is substantially balanced between purchases, on the one hand, and sales or future delivery obligations, on the other hand. Our policy is generally not to acquire and hold crude oil, futures contracts or derivative products for the purpose of speculating on price changes. These policies and practices cannot, however, eliminate all price risks. For example, any event that disrupts our anticipated physical supply of crude oil could expose us to risk of loss resulting from price changes. Moreover, we are exposed to some risks that are not hedged, including certain basis risks and price risks on certain of our inventory, such as pipeline linefill, which must be maintained in order to transport crude oil on our pipelines. In addition, we engage in a controlled trading program for up to an aggregate of 500,000 barrels of crude oil. Although this activity is monitored independently by our risk management function, it exposes us to price risks within predefined limits and authorizations.

        In addition, our trading operations involve the risk of non-compliance with our trading policies. For example, we discovered in November 1999 that our trading policy was violated by one of our former employees, which resulted in aggregate losses of approximately $181.0 million. We have taken steps within our organization to enhance our processes and procedures to detect future unauthorized trading. We cannot assure you, however, that these steps will detect and prevent all violations of our trading policies and procedures, particularly if deception or other intentional misconduct is involved.

        If we do not make acquisitions on economically acceptable terms our future growth may be limited.

        Our ability to grow is substantially dependent on our ability to make acquisitions that result in an increase in adjusted operating surplus per unit. If we are unable to make such accretive acquisitions either because (i) we are unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them, (ii) we are unable to raise financing for such acquisitions on economically acceptable terms or (iii) we are outbid by competitors, our future growth will be limited.

In particular, competition for midstream assets and businesses has intensified substantially and as a result such assets and businesses have become more costly. As a result, we may not be able to complete the number or size of acquisitions that we have targeted internally or to continue to grow as quickly as we have historically.

        Our acquisition strategy requires access to new capital. Tightened capital markets or other factors which increase our cost of capital could impair our ability to grow.

        Our business strategy is substantially dependent on acquiring additional assets or operations. We continuously consider and enter into discussions regarding potential acquisitions. These transactions can be effected quickly, may occur at any time and may be significant in size relative to our existing assets and operations. Any material acquisition will require access to capital. Any limitations on our access to capital or increase in the cost of that capital could significantly impair our ability to execute our acquisition strategy. Our ability to maintain our targeted credit profile, including maintaining our credit ratings, could impact our cost of capital as well as our ability to execute our acquisition strategy.

        Our acquisition strategy involves risks that may adversely affect our business.

        Any acquisition involves potential risks, including:

  •
  performance from the acquired assets and businesses that is below the forecasts we used in evaluating the acquisition;

  •
  a significant increase in our indebtedness and working capital requirements;

  •
  the inability to timely and effectively integrate the operations of recently acquired businesses or assets;

  •
  the incurrence of substantial unforeseen environmental and other liabilities arising out of the acquired businesses or assets, including liabilities arising from the operation of the acquired businesses or assets prior to our acquisition;

  •
  customer or key employee loss from the acquired businesses; and

  •
  the diversion of management's attention from other business concerns.

        Any of these factors could adversely affect our ability to achieve anticipated levels of cash flows from our acquisitions, realize other anticipated benefits and our ability to pay distributions or meet our debt service requirements.

        The nature of our assets and business could expose us to significant compliance costs and liabilities.

        Our operations involving the storage, treatment, processing, and transportation of liquid hydrocarbons including crude oil are subject to stringent federal, state, and local laws and regulations governing the discharge of materials into the environment, and otherwise relating to protection of the environment, operational safety and related matters. Compliance with these laws and regulations increases our overall cost of business, including our capital costs to construct, maintain and upgrade equipment and facilities, or claims for damages to property or persons resulting from our operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, the imposition of investigatory and remedial liabilities, the issuance of injunctions that may restrict or prohibit our operations, or claims of damages to property or persons resulting from our operations. The laws and regulations applicable to our operations are subject to change, and we cannot provide any assurance that compliance with current and future laws and regulations will not have a material effect on our results of operations or earnings. A discharge of hazardous liquids into the environment could, to the extent such event is not insured, subject us to substantial expense, including both the cost to comply with applicable laws and regulations and liability to private parties for personal injury or property damage.

        The profitability of our pipeline operations depends on the volume of crude oil shipped.

        Third party shippers generally do not have long term contractual commitments to ship crude oil on our pipelines. A decision by a shipper to substantially reduce or cease to ship volumes of crude oil on our pipelines could cause a significant decline in our revenues. For example, we estimate that an average 20,000 barrel per day variance in the Basin Pipeline System within the current operating window, equivalent to an approximate 7% volume variance on that system, would change annualized segment profit by approximately $1.7 million. In addition, we estimate that an average 10,000 barrel per day variance on the Capline Pipeline System, equivalent to an approximate 7% volume variance on that system, would change annualized segment profit by approximately $1.5 million.

        The success of our business strategy to increase and optimize throughput on our pipeline and gathering assets is dependent upon our securing additional supplies of crude oil.

        Our operating results are dependent upon securing additional supplies of crude oil from increased production by oil companies and aggressive lease gathering efforts. The ability of producers to increase production is dependent on the prevailing market price of oil, the exploration and production budgets of the major and independent oil companies, the depletion rate of existing reservoirs, the success of new wells drilled, environmental concerns, regulatory initiatives and other matters beyond our control. There can be no assurance that production of crude oil will rise to sufficient levels to cause an increase in the throughput on our pipeline and gathering assets.

        Our operations are dependent upon demand for crude oil by refiners in the Midwest and on the Gulf Coast. Any decrease in this demand could adversely affect our business.

        Demand for crude oil is dependent upon the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce demand. Demand also depends on the ability and willingness of shippers having access to our transportation assets to satisfy their demand by deliveries through those assets, and any decrease in this demand could adversely affect our business.

        We face intense competition in our gathering, marketing, terminalling and storage activities.

        Our competitors include other crude oil pipelines, the major integrated oil companies, their marketing affiliates, and independent gatherers, brokers and marketers of widely varying sizes, financial resources and experience. Some of these competitors have capital resources many times greater than ours and control greater supplies of crude oil. We estimate that a $0.01 variance in the average segment profit per barrel would have an approximate $2.5 million annual effect on segment profit.

        The profitability of our gathering and marketing activities is generally dependent on the volumes of crude oil we purchase and gather.

        To maintain the volumes of crude oil we purchase, we must continue to contract for new supplies of crude oil to offset volumes lost because of natural declines in crude oil production from depleting wells or volumes lost to competitors. Replacement of lost volumes of crude oil is particularly difficult in an environment where production is low and competition to gather available production is intense. Generally, because producers experience inconveniences in switching crude oil purchasers, such as delays in receipt of proceeds while awaiting the preparation of new division orders, producers typically do not change purchasers on the basis of minor variations in price. Thus, we may experience difficulty acquiring crude oil at the wellhead in areas where there are existing relationships between producers and other gatherers and purchasers of crude oil. We estimate that a 15,000 barrel per day decrease in barrels gathered by us would have an approximate $2.8 million per year negative impact on segment profit. This impact is based on a reasonable margin throughout various market conditions. Actual margins vary based on the location of the crude oil, the strength or weakness of the market and the grade or quality of crude oil.

        Loss of credit rating or the ability to receive open credit could negatively affect our ability to capitalize on a volatile market

        We believe that, because of our strategic asset base and complementary business model, we will continue to benefit from swings in market prices and shifts in market structure during periods of volatility in the crude oil market. Our ability to capture that benefit, however, is subject to numerous risks and uncertainties, including our maintaining an attractive credit rating and continuing to receive open credit from our suppliers and trade counter-parties.

        We are exposed to the credit risk of our customers in the ordinary course of our gathering and marketing activities.

        There can be no assurance that we have adequately assessed the credit worthiness of our existing or future counterparties or that there will not be an unanticipated deterioration in their credit worthiness, which could have an adverse impact on us.

        In those cases in which we provide division order services for crude oil purchased at the wellhead, we may be responsible for distribution of proceeds to all parties. In other cases, we pay all of or a portion of the production proceeds to an operator who distributes these proceeds to the various interest owners. These arrangements expose us to operator credit risk, and there can be no assurance that we will not experience losses in dealings with other parties.

        Our pipeline assets are subject to federal, state and provincial regulation.

        Our domestic interstate common carrier pipelines are subject to regulation by the Federal Energy Regulatory Commission (FERC) under the Interstate Commerce Act. The Interstate Commerce Act requires that tariff rates for petroleum pipelines be just and reasonable and non-discriminatory. We are also subject to the Pipeline Safety Regulations of the U.S. Department of Transportation. Our intrastate pipeline transportation activities are subject to various state laws and regulations as well as orders of regulatory bodies.

        Our Canadian pipeline assets are subject to regulation by the National Energy Board and by provincial agencies. With respect to a pipeline over which it has jurisdiction, each of these Canadian agencies has the power to determine the rates we are allowed to charge for transportation on such pipeline. The extent to which regulatory agencies can override existing transportation contracts has not been fully decided.

        Our pipeline systems are dependent upon their interconnections with other crude oil pipelines to reach end markets.

        Reduced throughput on these interconnecting pipelines as a result of testing, line repair, reduced operating pressures or other causes could result in reduced throughput on our pipeline systems that would adversely affect our profitability.

        Fluctuations in demand can negatively affect our operating results.

        Fluctuations in demand for crude oil, such as caused by refinery downtime or shutdown, can have a negative effect on our operating results. Specifically, reduced demand in an area serviced by our transmission systems will negatively affect the throughput on such systems. Although the negative impact may be mitigated or overcome by our ability to capture differentials created by demand fluctuations, this ability is dependent on location and grade of crude oil, and thus is unpredictable.

        The terms of our indebtedness may limit our ability to borrow additional funds or capitalize on business opportunities.

        As of March 31, 2005, our total outstanding long-term debt was approximately $930 million. Various limitations in our indebtedness may reduce our ability to incur additional debt, to engage in some transactions and to capitalize on business opportunities. Any subsequent refinancing of our current indebtedness or any new indebtedness could have similar or greater restrictions.

        Changes in currency exchange rates could adversely affect our operating results.

        Because we conduct operations in Canada, we are exposed to currency fluctuations and exchange rate risks that may adversely affect our results of operations.

        Cash distributions are not guaranteed and may fluctuate with our performance and the establishment of financial reserves.

        Because distributions on the common units are dependent on the amount of cash we generate, distributions may fluctuate based on our performance. The actual amount of cash that is available to be distributed each quarter will depend on numerous factors, some of which are beyond our control and the control of the general partner. Cash distributions are dependent primarily on cash flow, including cash flow from financial reserves and working capital borrowings, and not solely on profitability, which is affected by non-cash items. Therefore, cash distributions might be made during periods when we record losses and might not be made during periods when we record profits.

Risks Inherent in an Investment in Plains All American Pipeline

        Cost reimbursements due to our general partner may be substantial and will reduce our cash available for distribution to you.

        Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates, including officers and directors of the general partner, for all expenses incurred on our behalf. The reimbursement of expenses and the payment of fees could adversely affect our ability to make distributions. The general partner has sole discretion to determine the amount of these expenses. In addition, our general partner and its affiliates may provide us services for which we will be charged reasonable fees as determined by the general partner.

        You may not be able to remove our general partner even if you wish to do so.

        Our general partner manages and operates Plains All American Pipeline. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect the general partner or the directors of the general partner on an annual or other continuing basis.

        In addition, the following provisions of our partnership agreement may discourage a person or group from attempting to remove our general partner or otherwise change our management:

  •
  generally, if a person acquires 20% or more of any class of units then outstanding other than from our general partner or its affiliates, the units owned by such person cannot be voted on any matter; and

  •
  limitations upon the ability of unitholders to call meetings or to acquire information about our operations, as well as other limitations upon the unitholders' ability to influence the manner or direction of management.

        As a result of these provisions, the price at which the common units will trade may be lower because of the absence or reduction of a takeover premium in the trading price.

        We may issue additional common units without your approval, which would dilute your existing ownership interests.

        Our general partner may cause us to issue an unlimited number of common units, without your approval. We may also issue at any time an unlimited number of equity securities ranking junior or senior to the common units without your approval. The issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

  •
  your proportionate ownership interest in Plains All American Pipeline will decrease;

  •
  the amount of cash available for distribution on each unit may decrease;

  •
  the relative voting strength of each previously outstanding unit may be diminished; and

  •
  the market price of the common units may decline.

        Our general partner has a limited call right that may require you to sell your units at an undesirable time or price.

        If at any time our general partner and its affiliates own 80% or more of the common units, the general partner will have the right, but not the obligation, which it may assign to any of its affiliates, to acquire all, but not less than all, of the remaining common units held by unaffiliated persons at a price generally equal to the then current market price of the common units. As a result, you may be required to sell your common units at a time when you may not desire to sell them or at a price that is less than the price you would like to receive. You may also incur a tax liability upon a sale of your common units.

        You may not have limited liability if a court finds that unitholder actions constitute control of our business.

        Under Delaware law, you could be held liable for our obligations to the same extent as a general partner if a court determined that the right of unitholders to remove our general partner or to take other action under our partnership agreement constituted participation in the "control" of our business.

        Our general partner generally has unlimited liability for our obligations, such as our debts and environmental liabilities, except for those contractual obligations that are expressly made without recourse to our general partner.

        In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution.

        Conflicts of interest could arise among our general partner and us or the unitholders.

        These conflicts may include the following:

  •
  we do not have any employees and we rely solely on employees of the general partner or, in the case of Plains Marketing Canada, employees of PMC (Nova Scotia) Company;

  •
  under our partnership agreement, we reimburse the general partner for the costs of managing and for operating the partnership;

  •
  the amount of cash expenditures, borrowings and reserves in any quarter may affect available cash to pay quarterly distributions to unitholders;

  •
  the general partner tries to avoid being liable for partnership obligations. The general partner is permitted to protect its assets in this manner by our partnership agreement. Under our partnership agreement the general partner would not breach its fiduciary duty by avoiding liability for partnership obligations even if we can obtain more favorable terms without limiting the general partner's liability;

  •
  under our partnership agreement, the general partner may pay its affiliates for any services rendered on terms fair and reasonable to us. The general partner may also enter into additional contracts with any of its affiliates on behalf of us. Agreements or contracts between us and our general partner (and its affiliates) are not the result of arms length negotiations; and

  •
  the general partner would not breach our partnership agreement by exercising its call rights to purchase limited partnership interests or by assigning its call rights to one of its affiliates or to us.

Risks Related to the Debt Securities

        We have a holding company structure in which our subsidiaries conduct our operations and own our operating assets.

        We have a holding company structure, and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the ownership interests in our subsidiaries. As a result, our ability to make required payments on the debt securities depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, credit facilities and applicable state partnership laws and other laws and regulations. Pursuant to the credit facilities, we may be required to establish cash reserves for the future payment of principal and interest on the amounts outstanding under the credit facilities. If we are unable to obtain the funds necessary to pay the principal amount at maturity of the debt securities, or to repurchase the debt securities upon the occurrence of a change of control, we may be required to adopt one or more alternatives, such as a refinancing of the debt securities. We cannot assure you that we would be able to refinance the debt securities.

        We do not have the same flexibility as other types of organizations to accumulate cash, which may limit cash available to service the debt securities or to repay them at maturity.

        Unlike a corporation, our partnership agreement requires us to distribute, on a quarterly basis, 100% of our available cash to our unitholders of record and our general partner. Available cash is generally all of our cash receipts adjusted for cash distributions and net changes to reserves. Our general partner will determine the amount and timing of such distributions and has broad discretion to establish and make additions to our reserves or the reserves of our operating partnerships in amounts the general partner determines in its reasonable discretion to be necessary or appropriate:

  •
  to provide for the proper conduct of our business and the businesses of our operating partnerships (including reserves for future capital expenditures and for our anticipated future credit needs),

  •
  to provide funds for distributions to our unitholders and the general partner for any one or more of the next four calendar quarters, or

  •
  to comply with applicable law or any of our loan or other agreements.

        Although our payment obligations to our unitholders are subordinate to our payment obligations to debtholders, the value of our units will decrease in direct correlation with decreases in the amount we distribute per unit. Accordingly, if we experience a liquidity problem in the future, we may not be able to issue equity to recapitalize.

Tax Risks to Common Unitholders

        You should read "Tax Considerations" for a more complete discussion of the following expected material federal income tax consequences of owning and disposing of common units.

        The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to you.

        The anticipated after-tax benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us.

        If we were classified as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%. Distributions to you would generally be taxed again to you as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, the cash available for distribution to you would be substantially reduced. Treatment of us as a corporation would result in a material reduction in the after-tax return to the unitholders, likely causing a substantial reduction in the value of the common units.

        Current law may change so as to cause us to be taxed as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon us as an entity, the cash available for distribution to you would be reduced. Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then the minimum quarterly distribution and the target distribution levels will be decreased to reflect that impact on us.

        A successful IRS contest of the federal income tax positions we take may adversely impact the market for common units.

        We have not requested a ruling from the IRS with respect to any matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this registration statement or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain our counsel's conclusions or the positions we take. A court may not concur with our counsel's conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for common units and the price at which they trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will be borne by us and directly or indirectly by the unitholders and the general partner.

        You may be required to pay taxes even if you do not receive any cash distributions.

        You will be required to pay federal income taxes and, in some cases, state and local income taxes on your share of our taxable income even if you do not receive any cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from your share of our taxable income.

        Tax gain or loss on disposition of common units could be different than expected.

        If you sell your common units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you. Should the IRS successfully contest some positions we take, you could recognize more gain on the sale of units than would be the case under those positions, without the benefit of decreased income in prior years. Also, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

        If you are a tax-exempt entity, a regulated investment company or an individual not residing in the United States, you may have adverse tax consequences from owning common units.

        Investment in common units by tax-exempt entities, regulated investment companies or mutual funds and foreign persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to them. Recent legislation treats net income derived from the ownership of certain publicly traded partnerships (including us) as qualifying income to a regulated investment company. However, this legislation is only effective for taxable years beginning after October 22, 2004, the date of enactment. For taxable years beginning on or before the date of enactment, very little of our income will be qualifying income to a regulated investment company. Distributions to foreign persons will be reduced by withholding taxes at the highest effective U.S. federal income tax rate for individuals, and foreign persons will be required to file federal income tax returns and pay tax on their share of our taxable income.

        We treat a purchaser of units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the units.

        Because we cannot match transferors and transferees of common units, we have adopted depreciation and amortization positions that do not conform with all aspects of the Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to your tax returns. Please read "Tax Considerations—Uniformity of Units" in this prospectus for further discussion of the effect of the depreciation and amortization positions we have adopted.

        You will likely be subject to foreign, state and local taxes in jurisdictions where you do not live as a result of an investment in units.

        In addition to federal income taxes, you will likely be subject to other taxes, including foreign taxes, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property and in which you do not reside. We own property and conduct business in Canada and in most states in the United States. You may be required to file Canadian federal income tax returns and to pay Canadian federal and provincial income taxes and to file state and local income tax returns and pay state and local income taxes in many or all of the jurisdictions in which we do business or own property. Further, you may be subject to penalties for failure to comply with those requirements. It is your responsibility to file all federal, state, local and foreign tax returns. Our counsel has not rendered an opinion on the foreign, state or local tax consequences of an investment in the common units.

USE OF PROCEEDS

        Unless otherwise indicated to the contrary in an accompanying prospectus supplement, we will use the net proceeds from the sale of securities covered by this prospectus for general partnership purposes, which may include repayment of indebtedness, the acquisition of businesses and other capital expenditures and additions to working capital.

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2005	Year Ended December 31,
		2004	2003	2002	2001	2000
Ratio of Earnings to Fixed Charges	2.93	3.46	2.39	2.77	2.26	3.33

DESCRIPTION OF OUR DEBT SECURITIES

General

        The debt securities will be:

  •
  our direct general obligations;

  •
  either senior debt securities or subordinated debt securities; and

  •
  issued under separate indentures (which may be existing indentures) among us and Wachovia Bank, N.A., as Trustee.

        Plains All American Pipeline may issue debt securities in one or more series, and PAA Finance may be a co-issuer of one or more series of debt securities. PAA Finance was incorporated under the laws of the State of Delaware in February 2001, is indirectly wholly owned by Plains All American Pipeline, and has no material assets or any liabilities other than as a co-issuer of debt securities. Its activities will be limited to co-issuing debt securities and engaging in other activities incidental thereto. When used in this section "Description of the Debt Securities," the terms "we," "us," "our" and "issuers" refer jointly to Plains All American Pipeline and PAA Finance, and the terms "Plains All American Pipeline" and "PAA Finance" refer strictly to Plains All American Pipeline, L.P. and PAA Finance Corp., respectively.

        If we offer senior debt securities, we will issue them under a senior indenture. If we issue subordinated debt securities, we will issue them under a subordinated indenture. A form of each indenture is filed as an exhibit to the latest registration statement of which this prospectus is a part. We have not restated either indenture in its entirety in this description. You should read the relevant indenture because it, and not this description, controls your rights as holders of the debt securities. Capitalized terms used in the summary have the meanings specified in the indentures.

Specific Terms of Each Series of Debt Securities in the Prospectus Supplement

        A prospectus supplement and a supplemental indenture or authorizing resolutions relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

  •
  whether PAA Finance will be a co-issuer of the debt securities;

  •
  the guarantors of the debt securities, if any;

  •
  whether the debt securities are senior or subordinated debt securities;

  •
  the title of the debt securities;

  •
  the total principal amount of the debt securities;

  •
  the assets, if any, that are pledged as security for the payment of the debt securities;

  •
  whether we will issue the debt securities in individual certificates to each holder in registered form, or in the form of temporary or permanent global securities held by a depository on behalf of holders;

  •
  the prices at which we will issue the debt securities;

  •
  the portion of the principal amount that will be payable if the maturity of the debt securities is accelerated;

  •
  the currency or currency unit in which the debt securities will be payable, if not U.S. dollars;

  •
  the dates on which the principal of the debt securities will be payable;

  •
  the interest rate that the debt securities will bear and the interest payment dates for the debt securities;

  •
  any conversion or exchange provisions;

  •
  any optional redemption provisions;

  •
  any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

  •
  any changes to or additional events of default or covenants; and

  •
  any other terms of the debt securities.

        We may offer and sell debt securities, including original issue discount debt securities, at a substantial discount below their principal amount. The prospectus supplement will describe special U.S. federal income tax and any other considerations applicable to those securities. In addition, the prospectus supplement may describe certain special U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency other than U.S. dollars.

Guarantees

        If specified in the prospectus supplement respecting a series of debt securities, the subsidiaries of Plains All American Pipeline specified in the prospectus supplement will unconditionally guarantee to each holder and the Trustee, on a joint and several basis, the full and prompt payment of principal of, premium, if any, and interest on the debt securities of that series when and as the same become due and payable, whether at maturity, upon redemption or repurchase, by declaration of acceleration or otherwise. If a series of debt securities is guaranteed, such series will be guaranteed by all subsidiaries other than "minor" subsidiaries as such term is interpreted in securities regulation governing financial reporting for guarantors. The prospectus supplement will describe any limitation on the maximum amount of any particular guarantee and the conditions under which guarantees may be released.

        The guarantees will be general obligations of the guarantors. Guarantees of subordinated debt securities will be subordinated to the Senior Indebtedness of the guarantors on the same basis as the subordinated debt securities are subordinated to the Senior Indebtedness of Plains All American Pipeline.

Consolidation, Merger or Asset Sale

        Each indenture will, in general, allow us to consolidate or merge with or into another domestic entity. It will also allow each issuer to sell, lease, transfer or otherwise dispose of all or substantially all of its assets to another domestic entity. If this happens, the remaining or acquiring entity must assume all of the issuer's responsibilities and liabilities under the indenture including the payment of all amounts due on the debt securities and performance of the issuer's covenants in the indenture.

        However, each indenture will impose certain requirements with respect to any consolidation or merger with or into an entity, or any sale, lease, transfer or other disposition of all or substantially all of an issuer's assets, including:

  •
  the remaining or acquiring entity must be organized under the laws of the United States, any state or the District of Columbia; provided that PAA Finance may not merge, amalgamate or consolidate with or into another entity other than a corporation satisfying such requirement for so long as Plains All American Pipeline is not a corporation;

  •
  the remaining or acquiring entity must assume the issuer's obligations under the indenture; and

  •
  immediately after giving effect to the transaction, no Default or Event of Default (as defined under "—Events of Default and Remedies" below) may exist.

        The remaining or acquiring entity will be substituted for the issuer in the indenture with the same effect as if it had been an original party to the indenture, and the issuer will be relieved from any further obligations under the indenture.

No Protection in the Event of a Change of Control

        Unless otherwise set forth in the prospectus supplement, the debt securities will not contain any provisions that protect the holders of the debt securities in the event of a change of control of us or in the event of a highly leveraged transaction, whether or not such transaction results in a change of control of us.

Modification of Indentures

        We may supplement or amend an indenture if the holders of a majority in aggregate principal amount of the outstanding debt securities of all series issued under the indenture affected by the supplement or amendment consent to it. Further, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive past defaults under the indenture and compliance by us with our covenants with respect to the debt securities of that series only. Those holders may not, however, waive any default in any payment on any debt security of that series or compliance with a provision that cannot be supplemented or amended without the consent of each holder affected. Without the consent of each outstanding debt security affected, no modification of the indenture or waiver may:

  •
  reduce the principal amount of debt securities whose holders must consent to an amendment, supplement or waiver;

  •
  reduce the principal of or change the fixed maturity of any debt security;

  •
  reduce or waive the premium payable upon redemption or alter or waive the provisions with respect to the redemption of the debt securities (except as may be permitted in the case of a particular series of debt securities);

  •
  reduce the rate of or change the time for payment of interest on any debt security;

  •
  waive a Default or an Event of Default in the payment of principal of or premium, if any, or interest on the debt securities (except a rescission of acceleration of the debt securities by the holders of at least a majority in aggregate principal amount of the debt securities and a waiver of the payment default that resulted from such acceleration);

  •
  except as otherwise permitted under the indenture, release any security that may have been granted with respect to the debt securities;

  •
  make any debt security payable in currency other than that stated in the debt securities;

  •
  in the case of any subordinated debt security, make any change in the subordination provisions that adversely affects the rights of any holder under those provisions;

  •
  make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of debt securities to receive payments of principal of or premium, if any, or interest on the debt securities;

  •
  waive a redemption payment with respect to any debt security (except as may be permitted in the case of a particular series of debt securities);

  •
  except as otherwise permitted in the indenture, release any guarantor from its obligations under its guarantee or the indenture or change any guarantee in any manner that would adversely affect the rights of holders; or

  •
  make any change in the preceding amendment, supplement and waiver provisions (except to increase any percentage set forth therein).

        We may supplement or amend an indenture without the consent of any holders of the debt securities in certain circumstances, including:

  •
  to establish the form of terms of any series of debt securities;

  •
  to cure any ambiguity, defect or inconsistency;

  •
  to provide for uncertificated notes in addition to or in place of certified notes;

  •
  to provide for the assumption of an issuer's or guarantor's obligations to holders of debt securities in the case of a merger or consolidation or disposition of all or substantially all of such issuer's or guarantor's assets;

  •
  in the case of any subordinated debt security, to make any change in the subordination provisions that limits or terminates the benefits applicable to any holder of Senior Indebtedness of Plains All American Pipeline;

  •
  to add or release guarantors pursuant to the terms of the indenture;

  •
  to make any changes that would provide any additional rights or benefits to the holders of debt securities or that do not, taken as a whole, adversely affect the rights under the indenture of any holder of debt securities;

  •
  to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

  •
  to evidence or provide for the acceptance of appointment under the indenture of a successor Trustee;

  •
  to add any additional Events of Default; or

  •
  to secure the debt securities and/or the guarantees.

Events of Default and Remedies

        "Event of Default," when used in an indenture, will mean any of the following with respect to the debt securities of any series:

  •
  failure to pay when due the principal of or any premium on any debt security of that series;

  •
  failure to pay, within 60 days of the due date, interest on any debt security of that series;

  •
  failure to pay when due any sinking fund payment with respect to any debt securities of that series;

  •
  failure on the part of the issuers to comply with the covenant described under "—Consolidation, Merger or Asset Sale";

  •
  failure to perform any other covenant in the indenture that continues for 30 days after written notice is given to the issuers;

  •
  certain events of bankruptcy, insolvency or reorganization of an issuer; or

  •
  any other Event of Default provided under the terms of the debt securities of that series.

        An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under an indenture. The Trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal, premium, if any, or interest) if it considers such withholding of notice to be in the best interests of the holders.

        If an Event of Default for any series of debt securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of, and accrued interest on, all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority in the aggregate principal amount of the debt securities of that series can rescind the declaration.

        Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under either indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable security or indemnity. If they provide this reasonable security or indemnification, the holders of a majority in aggregate principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for that series of debt securities.

No Limit on Amount of Debt Securities

        The indenture will not limit the amount of debt securities that we may issue, unless we indicate otherwise in a prospectus supplement. The indenture will allow us to issue debt securities of any series up to the aggregate principal amount that we authorize.

Registration of Notes

        We will issue debt securities of a series only in registered form, without coupons, unless otherwise indicated in the prospectus supplement.

Minimum Denominations

        Unless the prospectus supplement states otherwise, the debt securities will be issued only in principal amounts of $1,000 each or integral multiples of $1,000.

No Personal Liability

        None of the past, present or future partners, incorporators, managers, members, directors, officers, employees, unitholders or stockholders of either issuer, the general partner of Plains All American Pipeline or any guarantor will have any liability for the obligations of the issuers or any guarantors under the indenture or the debt securities or for any claim based on such obligations or their creation. Each holder of debt securities by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the debt securities. The waiver may not be effective under federal securities laws, however, and it is the view of the SEC that such a waiver is against public policy.

Payment and Transfer

        The Trustee will initially act as paying agent and registrar under each indenture. The issuers may change the paying agent or registrar without prior notice to the holders of debt securities, and the issuers or any of their subsidiaries may act as paying agent or registrar.

        If a holder of debt securities has given wire transfer instructions to the issuers, the issuers will make all payments on the debt securities in accordance with those instructions. All other payments on the debt securities will be made at the corporate trust office of the Trustee, unless the issuers elect to make interest payments by check mailed to the holders at their addresses set forth in the debt security register.

        The Trustee and any paying agent will repay to us upon request any funds held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment as general creditors.

Exchange, Registration and Transfer

        Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the indenture. Holders may present debt securities for exchange or registration of transfer at the office of the registrar. The registrar will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.

        We will not be required:

  •
  to issue, register the transfer of, or exchange debt securities of a series either during a period beginning 15 business days prior to the selection of debt securities of that series for redemption and ending on the close of business on the day of mailing of the relevant notice of redemption or repurchase, or between a record date and the next succeeding interest payment date; or

  •
  to register the transfer of or exchange any debt security called for redemption or repurchase, except the unredeemed portion of any debt security we are redeeming or repurchasing in part.

Provisions Relating only to the Senior Debt Securities

        The senior debt securities will rank equally in right of payment with all of our other senior and unsubordinated debt. The senior debt securities will be effectively subordinated, however, to all of our secured debt to the extent of the value of the collateral for that debt. We will disclose the amount of our secured debt in the prospectus supplement.

Provisions Relating only to the Subordinated Debt Securities

  Subordinated Debt Securities Subordinated to Senior Indebtedness

        The subordinated debt securities will rank junior in right of payment to all of the Senior Indebtedness of Plains All American Pipeline. "Senior Indebtedness" will be defined in a supplemental indenture or authorizing resolutions respecting any issuance of a series of subordinated debt securities, and the definition will be set forth in the prospectus supplement.

  Payment Blockages

        The subordinated indenture will provide that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:

  •
  we or our property is involved in any voluntary or involuntary liquidation or bankruptcy;

  •
  we fail to pay the principal, interest, any premium or any other amounts on any Senior Indebtedness of Plains All American Pipeline within any applicable grace period or the maturity of such Senior Indebtedness is accelerated following any other default, subject to certain limited exceptions set forth in the subordinated indenture; or

  •
  any other default on any Senior Indebtedness of Plains All American Pipeline occurs that permits immediate acceleration of its maturity, in which case a payment blockage on the subordinated debt securities will be imposed for a maximum of 179 days at any one time.

  No Limitation on Amount of Senior Debt

        The subordinated indenture will not limit the amount of Senior Indebtedness that Plains All American Pipeline may incur, unless otherwise indicated in the prospectus supplement.

Book Entry, Delivery and Form

        The debt securities of a particular series may be issued in whole or in part in the form of one or more global certificates that will be deposited with the Trustee as custodian for The Depository Trust Company, New York, New York ("DTC") This means that we will not issue certificates to each holder. Instead, one or more global debt securities will be issued to DTC, who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificated debt security, a global debt security may not be transferred, except that DTC, its nominees and their successors may transfer a global debt security as a whole to one another.

        Beneficial interests in global debt securities will be shown on, and transfers of global debt securities will be made only through, records maintained by DTC and its participants.

        DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participants' accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

        DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

        DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

        We will wire all payments on the global debt securities to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global debt securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global debt securities to owners of beneficial interests in the global debt securities.

        It is DTC's current practice, upon receipt of any payment on the global debt securities, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global debt securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global debt securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

        Debt securities represented by a global debt security will be exchangeable for certificated debt securities with the same terms in authorized denominations only if:

  •
  DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and in either event a successor depositary is not appointed by us within 90 days; or

  •
  we determine not to require all of the debt securities of a series to be represented by a global debt security.

Satisfaction and Discharge; Defeasance

        Each indenture will be discharged and will cease to be of further effect as to all outstanding debt securities of any series issued thereunder, when:

          (a)   either:

            (1)   all outstanding debt securities of that series that have been authenticated (except lost, stolen or destroyed debt securities that have been replaced or paid and debt securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the Trustee for cancellation; or

            (2)   all outstanding debt securities of that series that have not been delivered to the Trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise or will become due and payable at their stated maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee and in any case we have irrevocably deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust cash in U.S. dollars, non-callable U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness of such debt securities not delivered to the Trustee for cancellation, for principal, premium, if any, and accrued interest to the date of such deposit (in the case of debt securities that have been due and payable) or the stated maturity or redemption date;

          (b)   we have paid or caused to be paid all other sums payable by us under the indenture; and

          (c)   we have delivered an officers' certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

        The debt securities of a particular series will be subject to legal or covenant defeasance to the extent, and upon the terms and conditions, set forth in the prospectus supplement.

The Trustee

        Wachovia Bank N.A. will be the initial Trustee under each indenture. We maintain a banking relation in the ordinary course of business with Wachovia Bank N.A. and some of its affiliates.

  Limitations on Trustee if it is a Creditor

        Each indenture will limit the right of the Trustee thereunder, in the event that it becomes a creditor of an issuer or guarantor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

  Certificates and Opinions to be Furnished to Trustee

        Each indenture will provide that, in addition to other certificates or opinions that may be specifically required by other provisions of the indenture, every application by us for action by the Trustee must be accompanied by a certificate of certain of our officers and an opinion of counsel (who may be our counsel) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by us.

Governing Law

        Each indenture and all of the debt securities will be governed by the laws of the State of New York.

DESCRIPTION OF OUR COMMON UNITS

        Generally, our common units represent limited partner interests that entitle the holders to participate in our cash distributions and to exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and our general partner in and to cash distributions. See "Cash Distribution Policy."

        Our outstanding common units are listed on the NYSE under the symbol "PAA." Any additional common units we issue will also be listed on the NYSE.

        The transfer agent and registrar for our common units is American Stock Transfer & Trust Company.

Meetings/Voting

        Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of the unitholders.

Status as Limited Partner or Assignee

        Except as described below under "—Limited Liability," the common units will be fully paid, and unitholders will not be required to make additional capital contributions to us.

        Each purchaser of common units offered by this prospectus must execute a transfer application whereby the purchaser requests admission as a substituted limited partner and makes representations and agrees to provisions stated in the transfer application. If this action is not taken, a purchaser will not be registered as a record holder of common units on the books of our transfer agent or issued a common unit certificate. Purchasers may hold common units in nominee accounts.

        An assignee, pending its admission as a substituted limited partner, is entitled to an interest in us equivalent to that of a limited partner with respect to the right to share in allocations and distributions, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substituted limited partner at the written direction of the assignee. A nominee or broker who has executed a transfer application with respect to common units held in street name or nominee accounts will receive distributions and reports pertaining to its common units.

Limited Liability

        Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act") and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to some possible exceptions, generally to the amount of capital he is obligated to contribute to us in respect of his units plus his share of any undistributed profits and assets.

        Under the Delaware Act, a limited partnership may not make a distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, exceed the fair value of the assets of the limited partnership. For the purposes of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of the property subject to liability of which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act is liable to the limited partnership for the amount of the distribution for three years from the date of the distribution.

Reports and Records

        As soon as practicable, but in no event later than 120 days after the close of each fiscal year, our general partner will furnish or make available to each unitholder of record (as of a record date selected by our general partner) an annual report containing our audited financial statements for the past fiscal year. These financial statements will be prepared in accordance with generally accepted accounting principles. In addition, no later than 45 days after the close of each quarter (except the fourth quarter), our general partner will furnish or make available to each unitholder of record (as of a record date selected by our general partner) a report containing our unaudited financial statements and any other information required by law.

        Our general partner will use all reasonable efforts to furnish each unitholder of record information reasonably required for tax reporting purposes within 90 days after the close of each fiscal year. Our general partner's ability to furnish this summary tax information will depend on the cooperation of unitholders in supplying information to our general partner. Each unitholder will receive information to assist him in determining his U.S. federal and state and Canadian federal and provincial tax liability and filing his U.S. federal and state and Canadian federal and provincial income tax returns.

        A limited partner can, for a purpose reasonably related to the limited partner's interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

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  a current list of the name and last known address of each partner;

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  a copy of our tax returns;

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  information as to the amount of cash and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

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  copies of our partnership agreement, our certificate of limited partnership, amendments to either of them and powers of attorney which have been executed under our partnership agreement;

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  information regarding the status of our business and financial condition; and

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  any other information regarding our affairs as is just and reasonable.

        Our general partner may, and intends to, keep confidential from the limited partners trade secrets and other information the disclosure of which our general partner believes in good faith is not in our best interest or which we are required by law or by agreements with third parties to keep confidential.

CASH DISTRIBUTION POLICY

Distributions of Available Cash

        General.    We will distribute to our unitholders, on a quarterly basis, all of our available cash in the manner described below.

        Definition of Available Cash.    Available cash generally means, for any quarter ending prior to liquidation, all cash on hand at the end of that quarter less the amount of cash reserves that are necessary or appropriate in the reasonable discretion of the general partner to:

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  provide for the proper conduct of our business;

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  comply with applicable law or any partnership debt instrument or other agreement; or

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  provide funds for distributions to unitholders and the general partner in respect of any one or more of the next four quarters.

Operating Surplus and Capital Surplus

        General.    Cash distributions to our unitholders will be characterized as either operating surplus or capital surplus. We distribute available cash from operating surplus differently than available cash from capital surplus. See "—Quarterly Distributions of Available Cash."

        Definition of Operating Surplus.    Operating surplus refers generally to:

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  our cash balances on the closing date of our initial public offering; plus

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  $25 million; plus

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  all of our cash receipts from operations, excluding cash that is capital surplus; less

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  all of our operating expenses, debt service payments, but not including payments required with the sale of assets or any refinancing with the proceeds of new indebtedness or an equity offering, maintenance capital expenditures and reserves established for future operations.

        Definition of Capital Surplus.    Capital surplus will generally be generated only by:

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  borrowings other than working capital borrowings;

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  sales of debt and equity securities; and

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  sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets in the ordinary course of business.

        We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began equals the operating surplus as of the end of the quarter prior to the distribution. Any available cash in excess of operating surplus, regardless of its source, will be treated as capital surplus.

        If we distribute available cash from capital surplus for each common unit in an aggregate amount per common unit equal to the initial public offering price of the common units, there will not be a distinction between operating surplus and capital surplus, and all distributions of available cash will be treated as operating surplus. We do not anticipate that we will make distributions from capital surplus.

Incentive Distribution Rights

        The incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. The target distribution levels are based on the amounts of available cash from operating surplus distributed above the payments made under the minimum quarterly distribution, if any, and the related 2% distribution to the general partner.

Effect of Issuance of Additional Units

        We can issue additional common units or other equity securities for consideration and under terms and conditions approved by our general partner in its sole discretion and without the approval of our unitholders. We may fund acquisitions through the issuance of additional common units or other equity securities.

        Holders of any additional common units that we issue will be entitled to share equally with our then-existing unitholders in distributions of available cash. In addition, the issuance of additional interests may dilute the value of the interests of the then-existing unitholders. If we issue additional partnership interests, our general partner will be required to make an additional capital contribution to us.

Quarterly Distributions of Available Cash

        We will make quarterly distributions to our partners prior to our liquidation in an amount equal to 100% of our available cash for that quarter. We expect to make distributions of all available cash within approximately 45 days after the end of each quarter to holders of record on the applicable record date. The minimum quarterly distribution and the target distribution levels are also subject to certain other adjustments as described below under "—Distributions from Capital Surplus" and "—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels."

Distributions From Operating Surplus

        We will make distributions of available cash from operating surplus in the following manner:

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  First, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each unit an amount equal to the minimum quarterly distribution for that quarter; and

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  Thereafter, in the manner described in "—Incentive Distributions" below.

Incentive Distribution Rights

        For any quarter that we distribute available cash from operating surplus to the common unitholders in an amount equal to the minimum quarterly distribution on all units, then we will distribute any additional available cash from operating surplus in that quarter among the unitholders and the general partner in the following manner:

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  First, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives a total of $0.495 for that quarter for each outstanding unit (the "first target distribution");

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  Second, 75% to all unitholders, pro rata, and 25% to the general partner, until each unitholder receives a total of $0.675 for that quarter for each outstanding unit (the "second target distribution"); and

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  Thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

        Our distributions to the general partner above, other than in its capacity as holders of units, that are in excess of its aggregate 2% general partner interest represent the incentive distribution rights. The right to receive incentive distribution rights is not part of its general partner interest and may be transferred separately from that interest, subject to certain restrictions.

Distributions from Capital Surplus

        How Distributions from Capital Surplus Will Be Made.    We will make distributions of available cash from capital surplus in the following manner:

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  First, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute, for each common unit issued in this offering, available cash from capital surplus in an aggregate amount per common unit equal to the initial public offering price; and

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  Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

        Effect of a Distribution from Capital Surplus.    Our partnership agreement treats a distribution of available cash from capital surplus as the repayment of the initial unit price. To show that repayment, the minimum quarterly distribution and the target distribution levels will be reduced by multiplying each amount by a fraction, the numerator of which is the unrecovered capital of the common units immediately after giving effect to that repayment and the denominator of which is the unrecovered capital of the common units immediately prior to that repayment.

        When Payback Occurs.    When "payback" of the reduced initial unit price has occurred, i.e., when the unrecovered capital of the common units is zero, then

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  the minimum quarterly distribution and the target distribution levels will be reduced to zero for subsequent quarters;

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  all distributions of available cash will be treated as operating surplus; and

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  the general partner will be entitled to receive 50% of distributions of available cash in its capacities as general partner and as holder of the incentive distribution rights.

        Distributions of available cash from capital surplus will not reduce the minimum quarterly distribution or target distribution levels for the quarter in which they are distributed.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

        How We Adjust the Minimum Quarterly Distribution and Target Distribution Levels.    In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units (but not if we issue additional common units for cash or property), we will proportionately adjust:

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  the minimum quarterly distribution;

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  the target distribution levels;

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  the unrecovered capital; and

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  other amounts calculated on a per unit basis.

        For example, in the event of a two-for-one split of the common units (assuming no prior adjustments), the minimum quarterly distribution, each of the target distribution levels and the unrecovered capital of the common units would each be reduced to 50% of its initial level.

        If We Became Subject to Taxation.    If legislation is enacted or if existing law is modified or interpreted by the relevant governmental authority so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will adjust the minimum quarterly distribution and each of the target distribution levels, respectively, to equal the product obtained by multiplying the amount thereof by:

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  one minus the sum of (x) the maximum effective federal income tax rate to which we as an entity were subject plus (y) any increase in state and local income taxes to which we are subject for the taxable year of the event, after adjusting for any allowable deductions for federal income tax purposes for the payment of state and local income taxes.

        For example, assuming we were not previously subject to state and local income tax, if we become taxable as an entity for federal income tax purposes and became subject to a maximum marginal federal, and effective state and local, income tax rate of 38%, then the minimum quarterly distribution and the target distribution levels would each be reduced to 62% of the amount immediately prior to that adjustment.

Distribution of Cash Upon Liquidation

        General.    If we dissolve and liquidate, we will sell our assets or otherwise dispose of our assets and we will adjust the partners' capital account balances to show any resulting gain or loss. We will first apply the proceeds of liquidation to the payment of our creditors in the order of priority provided in our partnership agreement and by law and, thereafter, distribute to the unitholders and the general partner in accordance with their adjusted capital account balances.

        Manner of Adjustment.    If we liquidate, we would allocate any loss to the general partner and each unitholder as follows:

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  First, 98% to the holders of common units who have positive balances in their capital accounts in proportion to those positive balances and 2% to the general partner, until the capital accounts of the common unitholders have been reduced to zero; and

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  Thereafter, 100% to the general partner.

        Interim Adjustments to Capital Accounts.    If we issued additional security interests or made distributions of property, interim adjustments to capital accounts would also be made. These adjustments would be based on the fair market value of the interests or the property distributed and any gain or loss would be allocated to the unitholders and the general partner in the same way that a gain or loss is allocated upon liquidation. If positive interim adjustments are made to the capital accounts, any subsequent negative adjustments to the capital accounts resulting from our issuance of additional interests, distributions of property, or upon our liquidation, would be allocated in a way that, to the extent possible, in the capital account balances of the general partner equaling the amount which would have been the general partner's capital account balances if no prior positive adjustments to the capital accounts had been made.

DESCRIPTION OF OUR PARTNERSHIP AGREEMENT

        The following is a summary of the material provisions of our partnership agreement. The following provisions of our partnership agreement are summarized elsewhere in this prospectus:

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  distributions of our available cash are described under "Cash Distribution Policy";

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  allocations of taxable income and other tax matters are described under "Tax Considerations"; and

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  rights of holders of common units are described under "Description of Our Common Units."

Purpose

        Our purpose under our partnership agreement is to serve as a partner of our operating partnerships and to engage in any business activities that may be engaged in by our operating partnerships or that are approved by our general partner. The partnership agreements of our operating partnerships provide that they may engage in any activity that was engaged in by our predecessors at the time of our initial public offering or reasonably related thereto and any other activity approved by our general partner.

Power of Attorney

        Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants the authority for the amendment of, and to make consents and waivers under, our partnership agreement.

Reimbursements of Our General Partner

        Our general partner does not receive any compensation for its services as our general partner. It is, however, entitled to be reimbursed for all of its costs incurred in managing and operating our business. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion.

Issuance of Additional Securities

        Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities that are equal in rank with or junior to our common units on terms and conditions established by our general partner in its sole discretion without the approval of any limited partners.

        It is likely that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our cash distributions. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

        In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, in the sole discretion of our general partner, may have special voting rights to which common units are not entitled.

        Our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain their percentage interests in us that existed immediately prior to the issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests in us.

Amendments to Our Partnership Agreement

        Amendments to our partnership agreement may be proposed only by our general partner. Any amendment that materially and adversely affects the rights or preferences of any type or class of limited partner interests in relation to other types or classes of limited partner interests or our general partner interest will require the approval of at least a majority of the type or class of limited partner interests or general partner interests so affected. However, in some circumstances, more particularly described in our partnership agreement, our general partner may make amendments to our partnership agreement without the approval of our limited partners or assignees.

Withdrawal or Removal of Our General Partner

        Our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2008 without obtaining the approval of the holders of a majority of our outstanding common units, excluding those held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2008, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. In addition, our general partner may withdraw without unitholder approval upon 90 days' notice to our limited partners if at least 50% of our outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates.

        Upon the voluntary withdrawal of our general partner, the holders of a majority of our outstanding common units, excluding the common units held by the withdrawing general partner and its affiliates, may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 90 days after that withdrawal, the holders of a majority of our outstanding units, excluding the common units held by the withdrawing general partner and its affiliates, agree to continue our business and to appoint a successor general partner.

        Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than two-thirds of our outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of this kind is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units, including those held by our general partner and its affiliates.

        While our partnership agreement limits the ability of our general partner to withdraw, it allows the general partner interest and incentive distribution rights to be transferred to an affiliate or to a third party in conjunction with a merger or sale of all or substantially all of the assets of our general partner.

        In addition, our partnership agreement expressly permits the sale, in whole or in part, of the ownership of our general partner. Our general partner may also transfer, in whole or in part, the common units it owns.

Liquidation and Distribution of Proceeds

        Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all the powers of our general partner that the liquidator deems necessary or desirable in its good faith judgment, liquidate our assets. The proceeds of the liquidation will be applied as follows:

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  first, towards the payment of all of our creditors and the creation of a reserve for contingent liabilities; and

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  then, to all partners in accordance with the positive balance in the respective capital accounts.

        Under some circumstances and subject to some limitations, the liquidator may defer liquidation or distribution of our assets for a reasonable period of time. If the liquidator determines that a sale would be impractical or would cause a loss to our partners, our general partner may distribute assets in kind to our partners.

Change of Management Provisions

        Our partnership agreement contains the following specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change management:

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  generally, if a person acquires 20% or more of any class of units then outstanding other than from our general partner or its affiliates, the units owned by such person cannot be voted on any matter; and

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  provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

Limited Call Right

        If at any time our general partner and its affiliates own 80% or more of the issued and outstanding limited partner interests of any class, our general partner will have the right to purchase all, but not less than all, of the outstanding limited partner interests of that class that are held by non-affiliated persons. The record date for determining ownership of the limited partner interests would be selected by our general partner on at least 10 but not more than 60 days' notice. The purchase price in the event of a purchase under these provisions would be the greater of (1) the current market price (as defined in our agreement) of the limited partner interests of the class as of the date three days prior to the date that notice is mailed to the limited partners as provided in our partnership agreement and (2) the highest cash price paid by our general partner or any of its affiliates for any limited partner interest of the class purchased within the 90 days preceding the date our general partner mails notice of its election to purchase the units.

Indemnification

        Under our partnership agreement, in most circumstances, we will indemnify our general partner, its affiliates and their officers and directors to the fullest extent permitted by law, from and against all losses, claims or damages any of them may suffer by reason of their status as general partner, officer or director, as long as the person seeking indemnity acted in good faith and in a manner reasonably believed to be in or (in the case of an indemnitee other than the general partner) not opposed to our best interest. Any indemnification under these provisions will only be out of our assets. Our general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate any indemnification. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Registration Rights

        Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

TAX CONSIDERATIONS

        This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, expresses the opinion of Vinson & Elkins L.L.P., counsel to the general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters.

        This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

        No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we recommend that each prospective unitholder consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

        All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of counsel and are based on the accuracy of the factual representations made by us.

        No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner. Furthermore, the treatment of us, or an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

        For the reasons described below, counsel has not rendered an opinion with respect to the following specific federal income tax issues:

          (1)   the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "—Tax Consequences of Unit Ownership—Treatment of Short Sales");

          (2)   whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "—Disposition of Common Units—Allocations Between Transferors and Transferees"); and

          (3)   whether our method for depreciating Section 743 adjustments is sustainable (please read "—Tax Consequences of Unit Ownership—Section 754 Election").

Partnership Status

        A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner's adjusted basis in his partnership interest.

        No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of the operating partnerships as partnerships for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Code. Instead, we will rely on the opinion of counsel that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we and the operating partnerships will be classified as a partnership for federal income tax purposes.

        In rendering its opinion, counsel has relied on factual representations made by us and the general partner. The representations made by us and our general partner upon which counsel has relied are:

          (a)   neither we nor the operating partnerships will elect to be treated as a corporation;

          (b)   for each taxable year, more than 90% of our gross income will be income from sources that our counsel has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

        Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 3% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, counsel is of the opinion that at least 90% of our current gross income constitutes qualifying income.

        If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

        If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in his common units has been reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

        The discussion below is based on the conclusion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

        Unitholders who have become limited partners of Plains All American Pipeline will be treated as partners of Plains All American Pipeline for federal income tax purposes. Also:

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  assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners and

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  unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Plains All American Pipeline for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, counsel's opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

        A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read "—Tax Consequences of Unit Ownership—Treatment of Short Sales."

        Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners in Plains All American Pipeline for federal income tax purposes.

Tax Consequences of Unit Ownership

        Flow-through of Taxable Income.    We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by that unitholder. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year.

        Treatment of Distributions.    Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "—Disposition of Common Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "—Limitations on Deductibility of Losses."

        A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in Section 751 of the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

        Basis of Common Units.    A unitholder's initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A limited partner will have no share of our debt which is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read "—Disposition of Common Units—Recognition of Gain or Loss."

        Limitations on Deductibility of Losses.    The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations will no longer utilizable.

        In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

        The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder's share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

        A unitholder's share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

        Limitations on Interest Deductions.    The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

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  interest on indebtedness properly allocable to property held for investment;

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  our interest expense attributed to portfolio income; and

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  the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

        The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income from a publicly-traded partnership will be treated as investment income for purposes of the limitations on the deductibility of investment interest. In addition, the unitholder's share of our portfolio income will be treated as investment income.

        Entity-Level Collections.    If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

        Allocation of Income, Gain, Loss and Deduction.    In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

        Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the general partner, referred to in this discussion as "Contributed Property," and to account for the difference between the fair market value of our assets and their carrying value on our books at the time of an offering. The effect of these allocations to a unitholder purchasing common units in an offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of the offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

        An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property referred to in this discussion as the "Book-Tax Disparity", will generally be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's share of an item will be determined on the basis of the partner's interest in us, which will be determined by taking into account all the facts and circumstances, including the partner's relative contributions to us, the interests of all the partners in profits and losses, the interest of all the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.

        Counsel is of the opinion that, with the exception of the issues described in "—Tax Consequences of Unit Ownership—Section 754 Election" and "—Disposition of Common Units—Allocations Between Transferors and Transferees," respectively, allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction.

        Treatment of Short Sales.    A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

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  any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

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  any cash distributions received by the unitholder for those units would be fully taxable; and

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  all of these distributions would appear to be ordinary income.

        Counsel has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to ensure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please read "—Disposition of Common Units—Recognition of Gain or Loss."

        Alternative Minimum Tax.    Although it is not expected that we will generate significant tax preference items or adjustments, each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

        Tax Rates.    In general the highest effective United States federal income tax rate for individuals currently is 35% and the maximum United States federal income tax rate for net capital gains of an individual currently is 15% if the asset disposed of was held for more than 12 months at the time of disposition.

        Section 754 Election.    We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets ("common basis") and (2) his Section 743(b) adjustment to that basis.

        Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we have adopted), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-l(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read "—Tax Treatment of Operations" and "—Uniformity of Units."

        Although counsel is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read Uniformity of Units."

        A Section 754 election is advantageous if the transferee's tax basis in his units is higher than the units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and a smaller share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his units is lower than those units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

        The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The determinations we make may be successfully challenged by the IRS and the deductions resulting from them may be reduced or disallowed altogether. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

        Accounting Method and Taxable Year.    We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read "—Disposition of Common Units—Allocations Between Transferors and Transferees."

        Initial Tax Basis, Depreciation and Amortization.    The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by partners holding interests in us prior to this offering. Please read "—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction."

        To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

        If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read "—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction" and "—Disposition of Common Units—Recognition of Gain or Loss."

        The costs incurred in selling our units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

        Valuation and Tax Basis of Our Properties.    The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and may incur interest and penalties with respect to those adjustments.

Disposition of Common Units

        Recognition of Gain or Loss.    Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

        Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price is less than his original cost.

        Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed a maximum rate of 15%. A portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" we own. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income in the case of individuals, and may only be used to offset capital gains in the case of corporations.

        The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. Although the ruling is unclear as to how the holding period of these interests is determined once they are combined, Treasury regulations allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions should consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

        Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

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  a short sale;

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  a futures or forward contract with respect to the partnership interest or substantially identical property.

        Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

        Allocations Between Transferors and Transferees.    In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the NYSE on the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

        The use of this method may not be permitted under existing Treasury regulations. Accordingly, counsel is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders to conform to a method permitted under future Treasury Regulations.

        A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

        Notification Requirements.    A unitholder who sells or exchanges units, other than through a broker, generally is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange (or, if earlier, January 15 of the year following the sale). A unitholder who acquires units generally is required to notify us in writing of that acquisition within 30 days of that purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of any such transfers and to furnish specified information to the transferor and transferee. Failure to satisfy these reporting obligations may, in some cases, lead to the imposition of penalties.

        Constructive Termination.    We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

        Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read "—Tax Consequences of Unit Ownership—Section 754 Election."

        We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 even though that portion may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read "—Tax Consequences of Unit Ownership—Section 754 Election." To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read "—Disposition of Common Units—Recognition of Gain or Loss."

Tax-Exempt Organizations and Other Investors

        Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to the unitholder.

        For tax years beginning on or prior to October 22, 2004, a regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income. Recent legislation adds net income derived from the ownership of an interest in a "qualified publicly traded partnership" to the categories of qualified income for a regulated investment company. We expect that we will meet the definition of a qualified publicly traded partnership. However, this legislation is only effective for taxable years beginning after October 22, 2004.

        Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our income or gain. And, under rules applicable to publicly traded partnerships, we will withhold tax at the highest effective applicable rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for these withholding taxes.

        In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

        Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the disposition.

Administrative Matters

        Information Returns and Audit Procedures.    We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine the unitholder's share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, regulations or administrative interpretations of the IRS. Neither we nor counsel can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

        The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of that unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

        Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. The partnership agreement appoints the general partner as our Tax Matters Partner.

        The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. However, if we elect to be treated as a large partnership, a unitholder will not have the right to participate in settlement conferences with the IRS or to seek a refund.

        A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties. However, if we elect to be treated as a large partnership, the unitholders would be required to treat all partnership items in a manner consistent with our return.

        Nominee Reporting.    Persons who hold an interest in us as a nominee for another person are required to furnish to us:

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  the name, address and taxpayer identification number of the beneficial owner and the nominee;

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  whether the beneficial owner is a person that is not a United States person,

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  a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

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  a tax-exempt entity;

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  the amount and description of units held, acquired or transferred for the beneficial owner; and

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  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

        Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

        Accuracy-related Penalties.    An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

        A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

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  for which there is, or was, "substantial authority," or

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  as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

        If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty. More stringent rules apply to "tax shelters," which we do not believe includes us.

        A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000. If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

        Reportable Transactions.    If we were to engage in a "reportable transaction," we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a "listed transaction" or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read "—Information Returns and Audit Procedures" above.

        Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

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  accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at "—Accuracy-related Penalties,"

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  for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability and

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  in the case of a listed transaction, an extended statute of limitations.

        We do not expect to engage in any "reportable transactions."

State, Local and Other Tax Considerations

        In addition to federal income taxes, you may be subject to other taxes, such as state and local and Canadian federal and provincial taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property. Although an analysis of those various taxes is not presented herein, each prospective unitholder should consider their potential impact on his investment in us. We will own property or conduct business in Canada and in most states of the United States. A unitholder may be required to file Canadian federal income tax returns and to pay Canadian federal and provincial income taxes and to file state income tax returns and to pay taxes in various states and may be subject to penalties for failure to comply with such requirements. In certain states, tax losses may not produce a tax benefit in the year incurred (if, for example, we have no income from sources within that state) and also may not be available to offset income in subsequent taxable years. Some of the states may require us to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amount distributed by us. Please read "—Tax Consequences of Unit Ownership." We may also own additional property or do business in other states in the future.

Tax Consequences of Ownership of Debt Securities

        A description of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth in the prospectus supplement relating to the offering of debt securities.

        It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, including the Canadian provinces and Canada, of his investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all Canadian, Canadian province, state and local, as well as federal tax returns that may be required of him. Counsel has not rendered an opinion on the Canadian federal, Canadian provincial, state or local tax consequences of an investment in us.

PLAN OF DISTRIBUTION

        Under this prospectus, we intend to offer our securities to the public:

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  through one or more broker-dealers;

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  through underwriters; or

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  directly to investors.

        We will fix a price or prices of our securities at:

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  at market prices prevailing at the time of any sale under this registration statement;

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  prices related to market prices; or

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  negotiated prices.

We may change the price of the securities offered from time to time.

        We will pay or allow distributors' or sellers' commissions that will not exceed those customary in the types of transactions involved. Broker-dealers may act as agent or may purchase securities as principal and thereafter resell the securities from time to time:

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  in or through one or more transactions (which may involve crosses and block transactions) or distributions;

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  on the New York Stock Exchange;

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  in the over-the-counter market; or

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  in private transactions.

        Broker-dealers or underwriters may receive compensation in the form of underwriting discounts or commissions and may receive commissions from purchasers of the securities for whom they may act as agents. If any broker-dealer purchases the securities as principal, it may effect resales of the securities from time to time to or through other broker-dealers, and other broker-dealers may receive compensation in the form of concessions or commissions from the purchasers of securities for whom they may act as agents.

        To the extent required, the names of the specific managing underwriter or underwriters, if any, as well as other important information, will be set forth in prospectus supplements. In that event, the discounts and commissions we will allow or pay to the underwriters, if any, and the discounts and commissions the underwriters may allow or pay to dealers or agents, if any, will be set forth in, or may be calculated from, the prospectus supplements. Any underwriters, brokers, dealers and agents who participate in any sale of the securities may also engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses. We may indemnify underwriters, brokers, dealers and agents against specific liabilities, including liabilities under the Securities Act.

        To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

        In connection with offerings under this shelf registration and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions which stabilize or maintain the market price of the securities at levels above those which might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

LEGAL MATTERS

        Vinson & Elkins L.L.P., Houston, Texas, will pass upon the validity of the securities offered in this registration statement.

EXPERTS

        The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The balance sheet as of December 31, 2004 of Plains AAP, L.P. incorporated in this Prospectus by reference to Plains All American Pipeline, L.P.'s Current Report on Form 8-K filed April 8, 2005 has been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.